UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

COLLAGENEX PHARMACEUTICALS, INC.
(Name of Subject Company)

COLLAGENEX PHARMACEUTICALS, INC.
(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

19419B100
(CUSIP Number of Class of Securities)

CollaGenex Pharmaceuticals, Inc.
41 University Drive
Newtown, Pennsylvania 18940
Attention: Andrew K. W. Powell, Secretary
Telephone: (215) 579-7388
(Name, Address and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

Copy to:
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, New York 10005
Attention: Robert S. Reder, Esq.
Telephone: (212) 530-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information.

(a)	Name and Address.

The name of the subject company is CollaGenex Pharmaceuticals, Inc., a Delaware corporation (the “Company”), and the address and telephone number of the principal executive offices of the Company are 41 University Drive, Newtown, PA 18940, (215) 579-7388.

(b)	Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Exhibits and Annexes hereto, and as it may be amended or supplemented from time to time, this “Statement”) relates is shares of common stock, $0.01 par value per share, of the Company (the “Common Stock”). At the close of business on February 22, 2008, there were (i) 21,576,533 shares of Common Stock issued and outstanding, (ii) 3,568,658 shares of Common Stock issuable upon or otherwise deliverable in connection with the exercise of outstanding options, and (iii) 2,352,941 shares of Common Stock reserved for issuance upon conversion of Series D-1 Cumulative Convertible Preferred Stock, $0.01 par value, of the Company (the “Series D-1 Preferred Stock”).

Item 2.	Identity and Background of Filing Person.

(a)	Name and Address.

The name, business address and business telephone number of the Company, which is the person filing this Statement, are set forth in Item 1(a) above, which information is incorporated herein by reference.

(b)	Tender Offer.

This Statement relates to the cash tender offer by Galderma Acquisition Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Galderma Laboratories, Inc., a Delaware corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO dated March 10, 2008 (as it may be amended from time to time, the “Schedule TO”) filed with the U.S. Securities and Exchange Commission (the “SEC”), to purchase all of the issued and outstanding shares of Common Stock (each, a “Share” and, collectively, the “Shares”) at a price of $16.60 per Share (such amount or any greater amount per Share paid pursuant to the Offer, the “Offer Price”) net to the seller in cash (subject to applicable withholding tax), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 10, 2008 (together with any amendments or supplements thereto, the “Offer to Purchase”), and the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal together constitute the “Offer”. Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 25, 2008 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Pursuant to the Merger Agreement, Purchaser has agreed to, and Parent has agreed to cause Purchaser to, make an offer to purchase all of the Shares at the Offer Price on the terms and subject to the conditions set forth in the Merger Agreement. Purchaser’s obligation to purchase Shares tendered in the Offer is subject to the valid tender of at least a majority of the Shares then outstanding being tendered in the Offer assuming the full exercise of all options, warrants, convertible securities or similar obligations then outstanding and the issuance of all Shares the Company would be obligated to issue in connection with the full exercise of such securities, excluding the Series D-1 Preferred Stock owned by the Company Preferred Stockholders (as defined below) (the “Minimum Condition”), as well as the satisfaction or waiver of the other conditions set forth in the Merger Agreement.

If the Offer is completed, the Merger Agreement provides that, as soon as practicable after the satisfaction or waiver of the other conditions set forth in the Merger Agreement, and upon the terms contained in the Merger Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), Purchaser will merge with and into the Company (the “Merger”), the separate corporate existence of Purchaser will cease, and the Company will continue as the surviving corporation (the “Surviving Corporation”). In the Merger (i) each Share remaining outstanding (other than Shares held by Parent, Purchaser or any subsidiary of the Company or Shares held by Company stockholders who have perfected their appraisal rights under Section 262 of the DGCL) will be converted into the Offer Price and (ii) each outstanding share of Series D-1 Preferred Stock (other than shares of Series D-1 Preferred Stock held by Parent, Purchaser or any subsidiary of the Company or shares of Series D-1 Preferred Stock held by Company stockholders who have perfected their appraisal rights under Section 262 of the DGCL) will be converted into the right to receive an amount in cash equal to the product of the number of shares of Common Stock into which such share of Series D-1 Preferred Stock are convertible multiplied by the Offer Price. The parties have agreed that if, following completion of the Offer, Parent and Purchaser own at least 90% of the outstanding shares of each class of capital stock of the Company, the Merger will be completed without a meeting of the stockholders of the Company, pursuant to Delaware’s “short-form” merger statute.

Concurrently with the execution of the Merger Agreement, Parent, Purchaser and holders of 95% of the outstanding shares of Series D-1 Preferred Stock (collectively, the “Company Preferred Stockholders”) entered into an agreement (the “Preferred Stockholder Agreement”) pursuant to which each Company Preferred Stockholder has agreed to, among other things, sell to Purchaser all of such Company Preferred Stockholder’s shares of Series D-1 Preferred Stock immediately following the time Purchaser purchases Shares in the Offer for an amount in cash equal to the product of the number of shares of Common Stock into which such shares of Series D-1 Preferred Stock are then convertible multiplied by the Offer Price.

The Offer to Purchase states that the principal executive offices of Parent and Purchaser are located at 14501 North Freeway, Fort Worth, TX 76177, and the telephone number at such principal executive offices is (817) 961-5000.

Item 3.	Past Contracts, Transactions, Negotiations and Agreements.

Except as described below or in the Information Statement of the Company attached to this Schedule 14D-9 as Annex A, which is incorporated herein by reference (the “Information Statement”), as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) the Company’s executive officers, directors or affiliates; or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates.

(a)	Arrangements with Directors and Executive Officers of the Company.

Information Statement

Certain agreements, arrangements or understandings between the Company or its affiliates and certain of its directors, executive officers and affiliates are described in the Information Statement.

Cash Consideration Payable in Respect of Options Pursuant to the Merger Agreement

Under the terms of the Merger Agreement, each option to purchase a share of Common Stock, whether under any of the Company’s stock option plans or pursuant to individual award agreements (each, a “Company Option”) outstanding immediately prior to the effective time of the Merger (the “Effective Time”), whether or not vested, will be cancelled at the Effective Time and each holder shall be entitled to receive, in full satisfaction of such Company Option, a cash amount equal to the excess, if any, of (i) the Offer Price over (ii) the exercise price payable in respect of such share of Common Stock issuable under such Company Option, multiplied by the number of Shares issuable upon exercise of such Company Option. Any Company Option with an exercise price equal to or greater than the Offer Price shall be canceled without consideration and be of no further force or effect.

The approximate aggregate dollar values of the outstanding Company Options (based on the excess, if any, of the Offer Price over the exercise price per share of Common Stock subject to such Company Options) issued to the Company’s officers are, respectively: Nancy C. Broadbent, $1,721,002; David F. Pfeiffer, $1,733,935; Andrew K.W. Powell, $944,801; Colin W. Stewart, $3,324,237; Klaus Theobald, $977,218; and J. Gregory Ford, $933,785. The approximate aggregate dollar values of the outstanding Company Options (based on the excess, if any, of the Offer Price over the exercise price per share of Common Stock subject to such Company Options) issued to the Company’s non-employee directors are, respectively: Peter R. Barnett, $534,120; Robert A. Beardsley, $557,610; Robert C. Black, $642,870; James E. Daverman, $726,748; Robert J. Easton, $534,120; George M. Lasezkay, $308,620; and W. James O’Shea, $729,245.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Change of Control Agreements with Executive Officers

The transactions contemplated by the Merger Agreement will constitute a “change of control” for purposes of the Change of Control Agreements, dated October 16, 2006, by and between the Company and each of the following officers: Nancy C. Broadbent, David F. Pfeiffer, Andrew K.W. Powell, Colin W. Stewart, J. Gregory Ford and Klaus Theobald (the “Change of Control Agreements”). Pursuant to the terms of the Change of Control Agreements, in the event an executive is terminated as a result of an involuntary termination within 24 months of a change of control, the executive is entitled to receive, in addition to accrued pay and benefits as of the termination date, (i) a lump sum payment of two times base salary (two and a half times the base salary, in the case of Mr. Stewart), as in effect on the termination date, (ii) two times the average bonus paid (two and a half times average bonus paid, in the case of Mr. Stewart) for the three fiscal years prior to the termination date, (iii) continued health coverage and benefits for a period of 24 months, and (iv) certain outplacement/administrative support for a period of 18 months. In addition, if a change of control occurs while the executive is employed by the Company, regardless of whether his or her employment relationship with the Company continues following such change of control, then all Company Options granted to the executives prior to the change of control will become fully vested and exercisable as of the change of control to the extent such stock options are outstanding and unexercisable as of the date of the change of control at the time of termination. In addition, each of the Change of Control Agreements provides for an additional gross-up payment if an executive is subject to the excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended, to place the executive in the same after-tax position as if no excise tax had been imposed.

It is estimated that, pursuant to their respective Change of Control Agreements, the officers will receive the following amounts, exclusive of any gross-up payments, upon an involuntary termination following a change in control: Nancy C. Broadbent, $874,086; David F. Pfeiffer, $852,791; Andrew K.W. Powell, $815,959; Colin W. Stewart, $1,681,909; J. Gregory Ford, $759,447; and Klaus Theobald, $949,816.

2008 CollaGenex Pharmaceuticals, Inc. Severance Pay Plan

The 2008 CollaGenex Pharmaceuticals, Inc. Severance Pay Plan (the “Severance Plan”) was approved by the compensation committee (the “Compensation Committee”) of the Board of Directors of the Company (the “Board”) on February 24, 2008 and ratified by the Board on February 25, 2008. The Severance Plan will become effective upon the date on which Purchaser accepts for payment Shares in the Offer (the “Purchase Date”). As a general matter, the Severance Plan will terminate one year following the Effective Time (the period from the Purchase Date to the first anniversary of the Effective Time is referred to herein as the “Plan Term”). Each employee of the Company, other than each of the above-named officers who is a party to a Change of Control Agreement, is eligible to participate in the Severance Plan. Pursuant to the terms of the Severance Plan, in the event that a participant’s employment is terminated during the Plan Term by the Company for any reason other than for cause, death or total disability, the participant is entitled to receive, in addition to accrued pay and benefits, (i) an amount equal to 0.5 months of pay multiplied by the participant’s years of service (1.0 months of pay multiplied by years of service in the case of a Vice President), (ii) an amount equal to 50% of the participant’s target bonus for 2008, (iii) continued health coverage and benefits for the applicable Severance Period (as defined in the Severance Plan) and (iv) certain outplacement/administrative support for a period equal to the participant’s aggregate months of pay (up to $5,000 per participant).

Effect of the Merger Agreement on 401(k) Matching Contributions

On February 24, 2008, the Compensation Committee approved an amendment to the CollaGenex Pharmaceuticals, Inc. 401(k) Profit Sharing Plan, which amendment was ratified by the Board on February 25, 2008 (the “401(k) Plan Amendment”), providing that all employees shall become 100% vested in Company matching contributions at the Purchase Date. Certain executive officers who participate in this plan may benefit from this amendment.

Effect of the Merger Agreement on Employee Benefits

The Merger Agreement provides that for the one-year period following the later of the acceptance for payment of Shares by Parent or Purchaser pursuant to and in accordance with the terms of the Offer on the Purchase Date (the “Acceptance Time”) and the Effective Time, Parent shall provide or cause to be provided each continuing employee with employee benefit plans, programs, policies and arrangements (other than equity-based plans and severance arrangements) that are comparable, in the aggregate, to the employee benefit plans, programs, policies and arrangements (other than equity-based plans and severance arrangements) provided by the Company to such employees immediately prior to the Acceptance Time. Continuing employees will be given credit for service with the Company for purposes of any waiting period, vesting, eligibility and benefit entitlement where length of service is relevant under Parent’s benefit plans that are made available to continuing employees following the Acceptance Time. Generally, pre-existing condition limitations with respect to participation and coverage requirements under Parent welfare benefit plans which are made available to continuing employees following the Acceptance Time will be waived and each continuing employee will receive credit for any co-payments, deductibles and out-of-pocket expenses paid by such employees under the Company’s benefit plans during the portion of the relevant plan year.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement filed as Exhibit (e)(1) hereto and incorporated herein by reference.

Effect of the Merger Agreement on Directors’ and Officers’ Indemnification and Insurance

The Merger Agreement provides that, following the Acceptance Time, Parent shall cause (including by providing adequate funding) the Company to assume the obligations with respect to all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Company and its subsidiaries (each, an “Indemnitee” and, collectively, the “Indemnitees”), without further action, and such obligations shall survive the Merger and continue in full force and effect in accordance with their terms. Without limiting the foregoing, Parent, for a period of at least six years after the Effective Time, has agreed to cause the certificate of incorporation and bylaws of the Company (or any successor) to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the date of the Merger Agreement in the Company’s certificate of incorporation and bylaws.

The Merger Agreement also provides that Parent will maintain in effect directors’ and officers’ liability insurance for six years following the Acceptance Time covering acts or omissions occurring at or prior to the Effective Time with coverages and in amounts not less favorable to the individuals covered thereby than those of such policies in effect on the date of the Merger Agreement. However, if the aggregate annual premiums for such insurance exceed 200% of the current aggregate annual premiums paid by the Company for such coverage, then the Merger Agreement provides that Parent shall provide or cause to be provided a policy for the applicable individuals with the best coverage as shall then be available at the sum of (i) an annual premium of 200% of the current aggregate annual premiums plus (ii) the unearned portion of the premium paid by the Company for the current year for such insurance.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement filed as Exhibit (e)(1) hereto and incorporated herein by reference.

Preferred Stockholder Agreement

Mr. Robert J. Easton, a member of the Board, holds 2,000 shares of Series D-1 Preferred Stock (representing approximately 1% of the outstanding shares of Series D-1 Preferred Stock) and owns, beneficially or of record, 118,217 shares of Common Stock and is a signatory to the Preferred Stockholder Agreement. Pursuant to the Preferred Stockholder Agreement, each Company Preferred Stockholder (1) has agreed to, among other things, (a) sell to Purchaser all of such Company Preferred Stockholder’s shares of Series D-1 Preferred Stock immediately following the Acceptance Time for an amount in cash equal to the product of the number of shares of Common Stock into which such shares of Series D-1 Preferred Stock are then convertible multiplied by the Offer Price and (b) vote all of such Company Preferred Stockholder’s shares of Series D-1 Preferred Stock and any other shares of capital stock of the Company owned by such Company Preferred Stockholder (the “Voting Shares”) against certain actions, transactions or agreements that compete with or would interfere, impede or otherwise frustrate the transactions contemplated by the Merger Agreement, and (2) has granted specified representatives of Parent an irrevocable proxy to vote and exercise voting and related rights with respect to the Voting Shares in accordance with the terms of the voting agreement set forth in the Preferred Stockholder Agreement.

The foregoing summary of certain provisions of the Preferred Stockholder Agreement is qualified in its entirety by reference to the Preferred Stockholder Agreement filed as Exhibit (e)(2) hereto and incorporated herein by reference.

(b)	Agreements with Parent and Purchaser.

The Merger Agreement

The summary of the material terms of the Merger Agreement set forth in Section 11 of the Offer to Purchase and the description of the conditions to the Offer contained in Section 14 of the Offer to Purchase are incorporated herein by reference. The summary of the Merger Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Confidentiality Agreement

The Company and Galderma Pharma S.A. (“Galderma”), the parent company of Parent, entered into a confidentiality agreement on December 31, 2007 (the “Confidentiality Agreement”), in connection with the consideration of a possible negotiated transaction involving the Company. Under the Confidentiality Agreement, the parties agreed, among other things and subject to certain exceptions, to keep confidential any non-public information concerning the Company and its subsidiaries and agreed to certain “standstill” provisions for the protection of the Company.

The foregoing summary is qualified in its entirety by reference to the Confidentiality Agreement filed as Exhibit (e)(3) hereto and incorporated herein by reference.

Representation on the Company’s Board

The Merger Agreement provides that upon the purchase of Shares pursuant to the Offer and for so long thereafter as Parent and it subsidiaries own in the aggregate more than 50% of the Shares, determined on a fully diluted basis, Parent shall be entitled to designate for appointment or election to the Board, upon written notice to the Company, such number of directors, rounded up to the nearest whole number, as is equal to the product obtained by multiplying the total number of directors on the Board (after giving effect to the directors designated by Parent) by the percentage that the number of Shares so owned by Parent and its subsidiaries bears to the total number of Shares then outstanding. However, until the Effective Time, the Board shall have at least two (2) directors who were directors of the Company on the date the Merger Agreement was entered into and who are not officers of the Company or any of its subsidiaries (the “Independent Directors”). If the number of Independent Directors is reduced below two for any reason whatsoever (or if immediately following consummation of the Offer there are not at least two then-existing directors of the Company who are not then an officer or affiliate of the Company, Parent or any of their respective subsidiaries and willing to serve as Independent Directors), the remaining Independent Director will be entitled to elect or designate another individual who is not then an officer of the Company, Parent or any of their respective subsidiaries to fill the vacancy, and such director will be deemed to be an Independent Director for purposes of the Merger Agreement. If no Independent Director remains prior to the Effective Time, a majority of the members of the Company Board as of the date of the Merger Agreement will be entitled to designate two individuals to fill such vacancies, provided that such individuals may not be officers of the Company, Parent or any of their respective subsidiaries and such directors will be deemed Independent Directors for purposes of the Merger Agreement.

The foregoing summary of certain provisions of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement filed as Exhibit (e)(1) hereto and incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

(a)	Position of the Board of Directors.

Position of the Board.  After careful consideration by the Board, including a thorough review of the Offer with the Company’s outside legal and financial advisors and senior management, the Board unanimously (i) approved the Merger Agreement, and deemed the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the transactions contemplated by the Preferred Stockholder Agreement, advisable, fair to and in the best interests of Company stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the transactions contemplated by the Preferred Stockholder Agreement, in all respects, and (iii) recommended that Company stockholders accept the Offer and tender their Shares in the Offer, and, to the extent required by applicable law, approve the Merger and adopt the Merger Agreement.

Accordingly, the Board recommends that holders of Shares accept the Offer and tender their Shares into the Offer.

(b)	Background and Reasons for the Board’s Recommendation.

Background of the Offer and Merger

The Board, together with senior management, regularly evaluates the Company’s business strategy, strategic alternatives, prospects for growth and opportunities to create value for the Company’s stockholders. As part of this evaluation, the Board and senior management routinely consider potential organic growth opportunities, as well as acquisitions, business combinations and other strategic opportunities.

In July 2005, Humberto Antunes, Chief Executive Officer of Galderma, Parent’s parent company, and Albert Draaijer, President of Parent, met in Fort Worth, Texas with Colin W. Stewart, the President and Chief Executive Officer of the Company, and J. Gregory Ford, Vice President, Business Development and Strategic Planning of the Company, to discuss possible co-promotion arrangements between Galderma and the Company for Oracea, a product the Company had under development at that time. The Company did not pursue Galderma’s suggestion of co-promotion, but subsequently representatives of the Company and Galderma discussed the possibility of Galderma acquiring rights to Oracea outside the United States. In connection with these discussions, representatives of Galderma conducted due diligence at the Company’s offices in October and November of 2005. Galderma and the Company were, however, unable to reach agreement on such an arrangement, and the parties did not proceed with this project.

In the fall of 2007, the Company engaged in an evaluation of various strategic alternatives to accelerate the growth of the Company via acquisition of other companies and products. To that end, LEK, a business consultant, was engaged to assist the Company in identifying unexamined strategic opportunities to leverage the Company’s core capabilities through potential acquisition and licensing arrangements. In addition, Cowen and Company, LLC (“Cowen”), who had regularly advised the Company for a number of years, was asked to assist in the evaluation of the Company’s strategic alternatives in light of the recent decline in the market price of the Common Stock. Cowen was selected based on its familiarity with the Company’s business in particular and the industry in which the Company operates in general.

Also during the fall of 2007, Mr. Draaijer contacted Mr. Stewart regarding Galderma’s continued interest in exploring various potential strategic opportunities involving the Company. At a meeting held with Mr. Stewart on October 24, 2007, Mr. Draaijer indicated, without making a formal proposal, that Galderma was interested in a possible acquisition of the Company. This was one of several informal inquiries that the Company received during this period triggered, in the Company’s view, by the marked decline in the market price of the Common Stock, and there was no further discussion at the time with respect to Mr. Draaijer’s possible indication of interest.

On December 6, 2007, the Board held a regularly scheduled meeting, with senior management and representatives of Cowen in attendance. At this meeting, Cowen, at the request of the Board, discussed the potential effect on stockholder value should the Company continue in its current structure or engage in various merger and acquisition transactions that were under consideration, including a potential “merger of equals” with another specialty pharmaceutical company. The Company had received and analyzed a Confidential Offering Memorandum relating to this company and had been informed that preliminary indications of interest were due on December 12, 2007. There was then a detailed discussion of the financial markets and the recent low market price of the Common Stock and the impact of these factors on the Company’s ability to consummate a merger or acquisition that would create stockholder value. At the conclusion of this discussion, the Board directed management not to pursue this transaction at that time, but to continue to explore and evaluate opportunities for the Company to grow and expand as an independent entity.

In the early afternoon of December 7, 2007, Mr. Antunes called Mr. Stewart to inform him that Galderma would be sending a letter to the Company outlining the terms of a potential transaction. Shortly thereafter, Mr. Stewart received a non-binding proposal from Galderma to acquire each outstanding share of the Company on a fully diluted basis for $12.50 in cash. After receiving Mr. Antunes’ letter, Mr. Stewart discussed these developments with the Corporate Development Committee of the Board and with Cowen. After these discussions, the Corporate Development Committee of the Board determined that Galderma’s proposal was unacceptable. In anticipation of further discussions with Galderma, however, Mr. Stewart requested that Cowen compile a list of other companies that could have an interest in a possible acquisition of the Company. The Company also determined that it was appropriate to engage Milbank, Tweed, Hadley & McCloy LLP (“Milbank”) as legal counsel to advise the Board in connection with its consideration of the Company’s strategic alternatives.

On December 11, 2007, Mr. Antunes and Mr. Stewart had a telephone conversation in which Mr. Stewart advised Mr. Antunes that the indicated price of $12.50 contained in the December 7th letter was below the level at which the Company would consider a transaction. Mr. Antunes responded that Galderma would not be in a position to consider increasing its proposal without conducting due diligence. During this call, it was proposed that the two companies hold an initial due diligence meeting in New York City on January 5, 2008. Mr. Stewart indicated to Mr. Antunes that he would have to consult with the Board before proceeding with such a meeting.

A telephonic meeting of the Board was held on December 14, 2007, with senior management and Cowen in attendance, to discuss Galderma’s proposal to acquire the Company for $12.50 per share as outlined in the December 7th letter. The Board agreed that Galderma’s proposal was inadequate. Cowen then discussed, at the request of the Board, a list, compiled by Cowen and senior management, at the request of the Board, of 13 additional companies that could have a possible interest in acquiring the Company. After further discussion, the Board instructed Cowen and management to proceed with contacting each of these 13 companies to determine their interest in pursuing a possible acquisition of the Company. The Board also instructed management to continue non-exclusive discussions with Galderma, including by proceeding with the management presentations tentatively scheduled for January 5, 2008, in an effort to determine whether Galderma would be willing to offer a price that reflected the value of the Company. If the discussions with Galderma and the other parties did not produce such a valuation, then the Board was prepared to continue to the search for growth and expansion opportunities with the Company remaining as an independent entity.

Over the course of the next few weeks, Cowen contacted the 13 additional potential bidders as instructed by the Board to determine their possible interest in acquiring the Company. On January 30, 2008, the Company retained Cowen as its exclusive financial advisor in connection with any potential business combination transaction.

On December 31, 2007, Galderma and the Company entered into a customary confidentiality agreement. On January 5, 2008, representatives of Galderma’s management team, Credit Suisse Securities (Europe) Limited, Galderma’s financial advisor, and Debevoise & Plimpton LLP, Galderma’s legal advisor (“Debevoise”), attended the Company management presentations at Cowen’s offices in New York City. This presentation provided a detailed overview of the Company’s operations, research and development activities and financial results and forecasts.

In the evening of January 15, 2008, the Board held a telephonic meeting to receive an update from senior management and Cowen. At this meeting, Mr. Stewart reported that four of the companies contacted by Cowen (in addition to Galderma) had signed confidentiality agreements with the Company containing customary standstill provisions. Mr. Stewart also summarized the management presentations made to Galderma’s management and advisors on January 5, 2008. He informed the Board that management planned to give management presentations to each of the other potential bidders who had signed confidentiality agreements during the coming week, and that all potential bidders would be given access to a secure, electronic data room established by the Company to facilitate their prompt due diligence review of the Company.

Cowen then discussed, at the request of the Board, the circulation of a process letter to the four potential bidders who had signed confidentiality agreements (not including Galderma) outlining the process for submission of preliminary indications of interest to acquire the Company. The process letter would advise potential bidders that non-binding indications of interest would be due by January 31, 2008. Based on these indications of interest, selected potential bidders would be given access to management, the Company’s facilities and other information necessary to pursue a further due diligence investigation of the Company. The Board instructed management and Cowen to proceed with the distribution of the bid process letters, which were distributed later that afternoon.

During the week of January 14, 2008, management presentations similar to the one given to Galderma were given to each of the other parties who had entered into confidentiality agreements with the Company.

On January 22, 2008, Mr. Stewart received an updated non-binding proposal via e-mail from Galderma. This letter proposed a $13.50 cash price for each outstanding share of the Company on a fully diluted basis, subject to certain conditions and limitations, including that Galderma be granted exclusive negotiating rights. By its terms, Galderma’s proposal was scheduled to expire at 9:00 a.m. on January 25, 2008. A draft merger agreement prepared by Debevoise providing for a tender offer structure was also submitted with Galderma’s updated letter.

On January 24, 2008, the Corporate Development Committee of the Board met with senior management to discuss the January 22nd letter from Galderma and to receive an update on the status of the discussions with the other active bidders. The Committee instructed Mr. Stewart to inform Galderma that the Company would not be in a position to respond to its revised offer until January 31, 2008, and to request that its proposal be extended until such date, at which point the Company expected to have received indications of interest from the other potential bidders.

Between January 24 and January 31, 2008, the Company received non-binding indications of interest from three strategic bidders. Galderma’s $13.50 per share bid also remained outstanding.

On February 1, 2008, the Board held a special telephonic meeting, with senior management and representatives of Cowen and Milbank in attendance, to discuss the indications of interest received to date, including the January 22nd offer letter from Galderma. Milbank began the meeting by updating the directors on their fiduciary duties and responsibilities in evaluating any potential transaction. Milbank had also given presentations on fiduciary duties to both the Board and its Corporate Development Committee the previous spring. Milbank next discussed the key terms and provisions of the form of merger agreement to be provided to the bidders who would be participating in the next round if the Board decided to take that step.

Cowen then discussed with the Board the specific terms of each bidder’s indication of interest, including the indicative prices, the timing of additional due diligence and any financing or other contingencies. Following this discussion, the Board instructed Cowen to inform each bidder that it must improve its bid to remain competitive in the process, and that submission of second round bids, including comments to the Company’s draft merger agreement, would be due February 13, 2008.

On February 3, 2008, Mr. Antunes and Mr. Draaijer met with Mr. Stewart during the annual meeting of the American Academy of Dermatology in San Antonio, Texas. At this meeting, various operating and human resource matters were discussed. Mr. Stewart indicated that a draft merger agreement would be provided to Galderma on February 5, 2008 and reaffirmed February 13, 2008 as the submission date.

On February 5, 2008, a draft merger agreement prepared by Milbank was distributed to each of the four active bidders, including Galderma. Supplementary materials were provided to those bidders on February 8, 2008.

On February 13, 2008, the Company received letters from all four of the active bidders, including detailed comments on the draft merger agreement. Galderma increased its bid to $14 per Share. Between February 13 and February 15, 2008, at the request of the Board, Cowen or Mr. Stewart contacted each of the four active bidders to request clarification on certain issues raised by their respective bids and to give them an opportunity to improve their bids prior to a telephonic Board meeting scheduled for February 15, 2008.

Before the Board meeting on February 15, 2008, Mr. Stewart received a telephone call from Mr. Antunes, who indicated that Galderma was increasing its bid to $16.60 per Share. Galderma’s revised bid was confirmed in a letter received later that day.

During the telephonic Board meeting on February 15, 2008, the Board reviewed each of the four bids, including any related conditions and the proposed contract terms. Senior management and representatives of Cowen and Milbank were in attendance at this meeting. The directors engaged in a detailed discussion of each bid, focusing on the structure of the proposed transaction, the timing for any additional due diligence, financing or other contingencies and the need for regulatory approvals and clearances. The two highest bids were Galderma’s $16.60 per Share bid and a slightly higher bid from a private dermatology company. The latter bid was subject to a financing condition and a delayed time frame to permit potential financing sources to conduct due diligence and issue financing commitments. This offer also was structurally inferior because it called for a one-step merger for the acquisition of the Company rather than the tender offer structure agreed to by the other bidders, including Galderma. The Board found that the price and structure of the Galderma bid compared favorably with the other bids, and gave attention to potential regulatory risks associated with the bid. The other two bids, although at lower prices, had no financing contingencies or apparent regulatory risks. The Board concluded that if its questions with either Galderma’s bid or the slightly higher bid could be satisfactorily addressed, that bid would be viewed as superior to any of the other bids. Accordingly, the Board instructed Cowen and Mr. Stewart to contact each of the four bidders to update them on the Board’s discussion and to give them another opportunity to improve their bids, financially and/or through the removal or mitigation of risks and contingencies.

After the Board meeting, Mr. Stewart called Mr. Antunes to inform him that Galderma’s revised bid of $16.60 per Share was viewed favorably by the Board, though not the highest bid. Mr. Stewart also indicated that the Board needed further information from Galderma concerning the process for obtaining any necessary regulatory approvals and clearances for a transaction between Galderma and the Company.

On February 19, 2008, representatives of Galderma and the Company met with their respective legal advisors, including Howrey LLP, Galderma’s regulatory legal counsel, at Debevoise’s New York City offices to discuss the regulatory approval process. Later that evening, Milbank sent Debevoise a revised draft of the merger agreement reflecting the Company’s responses to the comments submitted by Galderma.

On February 20, 2008, Debevoise sent to Milbank a draft of the tender and voting agreement that Galderma proposed be entered into by the holders of the Series D-1 Preferred Stock. Milbank in turn forwarded the draft agreement to counsel representing the largest Company Preferred Stockholder.

On February 22, 2008, the Board held a special meeting with senior management and Cowen in attendance. At this meeting, the Board was updated on the February 19th meeting with Galderma’s representatives concerning the regulatory process, progress that had been made in the negotiation of the Merger Agreement with Galderma and contacts that had been made with the other bidders since the Board’s February 15th meeting. Based on the discussions earlier in the week with Galderma concerning the regulatory process, the private dermatology company’s inability to provide any greater certainty as to financing or timing and the unwillingness of the other two bidders to increase their bids, the Board directed Mr. Stewart to continue negotiations with Galderma with a view to having a fully negotiated transaction to present to the Board for its consideration at its upcoming February 25th regularly scheduled meeting.

From February 20 to February 24, 2008, Galderma and the Company and their respective legal advisors negotiated the terms of the Merger Agreement. Material issues that were negotiated included covenants relating to regulatory approvals and the circumstances under which the Company’s fees and expenses relating to the regulatory approval process would be payable, the Company’s ability to consider and accept competing takeover proposals received after the signing of the Merger Agreement on an unsolicited basis, the amount of and circumstances under which a termination fee would be payable by the Company to Galderma in the event of termination of the Merger Agreement under certain circumstances, the scope of the representations that the Company would provide, employee benefit and compensation related matters and the conditions to Purchaser’s obligations to complete the Offer.

During this period, Debevoise also negotiated with representatives of the holders of Series D-1 Preferred Stock to finalize the terms of the Preferred Stockholder Agreement, providing for a purchase by Purchaser of the Series D-1 Preferred Stock owned by the Company Preferred Stockholders immediately following the purchase of Shares in the Offer. Galderma required that holders representing at least 90% of the outstanding Series D-1 Preferred Stock sign the Preferred Stockholder Agreement in order that, if sufficient Shares were tendered pursuant to the Offer, Galderma would be able to effectuate a short-form merger under Delaware law in order to minimize delay in consummating the Merger.

During the weekend of February 23 and 24, 2008, numerous drafts of the various transaction agreements were exchanged, and the parties were in frequent contact to discuss and negotiate specific terms of the agreements. In addition, Mr. Antunes spoke with Mr. Stewart several times regarding the progress of the negotiations.

On February 23, 2008, senior management of the Company distributed to each member of the Board a package of materials in preparation for its February 25th meeting. This package included a substantially final draft of the Merger Agreement and related disclosure letter, a presentation by Milbank updating the directors on the details of the key terms of the then-current draft of the Merger Agreement, a presentation by Cowen regarding its financial analyses relating to the Galderma bid and a form of resolutions to be considered at the meeting.

In addition, over this period, at the request of the Board, Cowen contacted each of the other three parties who had submitted bids in the second round to inform them of the timing of the potential transaction and to give them a final opportunity to improve their bids as soon as possible. None of these bidders was willing to increase its bid price, and the private dermatology company did not provide any further assurances as to the timing of receipt or certainty of its financing.

On February 24, 2008, the Compensation Committee held a regularly scheduled meeting. At this meeting, among other things, the Compensation Committee discussed the 360,000 Company Options that the Compensation Committee had, at its December 7, 2007 meeting, resolved should be awarded to various Company employees, in accordance with the Company’s normal policies and procedures, as of the date of the first regularly scheduled Board meeting of 2008 (the “December Options”). The Board meeting scheduled for the next day was to be the first regularly scheduled Board meeting of 2008. After lengthy discussion, the

Compensation Committee concluded that in light of interceding events and based in part on the advice of counsel to the Committee, it would be prudent for the Board to reconsider the award of the December Options and recommended that, in the event the Board approved the Merger Agreement at its February 25th meeting, the Board not grant the December Options at that meeting. At this meeting, the Compensation Committee also approved the Severance Plan for non-executive employees and the 401(k) Plan Amendment. See “2008 CollaGenex Pharmaceuticals, Inc. Severance Pay Plan” and “Effect of the Merger Agreement on 401(k) Matching Contributions” in Item 3(a).

The next day, at its regularly scheduled meeting, the Board considered the proposed transaction with Galderma. First, at the request of the Board, representatives of Cowen discussed the financial analyses that they had performed in connection with coming to a conclusion as to the fairness, from a financial point of view, to the holders of Common Stock, other than Galderma and its affiliates, of the $16.60 per Share price reflected in the Galderma proposal to be received by such holders. At the request of the Board, the Cowen representatives also discussed their contacts over the course of the weekend and that morning with the two bidders whose bids were lower than the Galderma proposal, noting that both of these bidders indicated that they would not be raising their bids. The Cowen representatives also reported to the Board that the private dermatology company had not provided any further assurances with respect to the financing contingencies or timing concerns.

Representatives of Milbank then reviewed the process for obtaining regulatory approvals and clearances that would be applicable to a transaction with Galderma. The Milbank representatives also updated the Board with respect to their fiduciary duties in connection with approving a transaction with Galderma, reported that all material issues relating to the Merger Agreement had been fully negotiated and then reviewed for the Board the key terms and conditions of the Merger Agreement, highlighting the issues that had been negotiated from the form of merger agreement initially distributed to the bidders. Milbank also reported on the status of discussions between Galderma and the Company Preferred Stockholders. Discussions ensued among the members of the Board, senior management and the representatives of Cowen and Milbank concerning the terms of the Merger Agreement, including among other topics, restrictions on the ability of the Board to consider takeover proposals that may be received from third parties after the announcement of the signing of the Merger Agreement. Following these discussions, at the request of the Board, Cowen delivered its oral opinion to the Board, confirmed in writing later that day, to the effect that, and subject to the various assumptions, qualifications and limitations set forth in its written opinion, as of February 25, 2008, the $16.60 per Share in cash to be received by the holders of Common Stock, other than Galderma and its affiliates, in the Offer and the Merger was fair, from a financial point of view, to such holders. See “Opinion of the Company’s Financial Advisor” below for a further discussion of Cowen’s opinion.

The Board next considered the Compensation Committee’s recommendation with respect to the December Options. Although the Board, after some discussion, decided to defer a vote on the Compensation Committee’s recommendation until after a vote on the Galderma transaction, it did instruct the Milbank and Cowen representatives to propose to Galderma’s advisors that Galderma raise its bid to reflect the savings that would be realized by Galderma if the Board decided not to grant the December Options (estimated to be approximately $0.06 per Share). During the course of the meeting, Debevoise contacted Milbank to indicate that Galderma was not willing to agree to such an increase.

Following further deliberation, the Board by a unanimous vote (i) approved the Merger Agreement, and deemed the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the transactions contemplated by the Preferred Stockholder Agreement, advisable, fair to and in the best interests of Company stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the transactions contemplated by the Preferred Stockholder Agreement, in all respects, and (iii) recommended that Company stockholders accept the Offer and tender their Shares in the Offer, and, to the extent required by applicable law, approve the Merger and adopt the Merger Agreement. After further discussion, the Board accepted the Compensation Committee’s recommendation and determined that the December Options should not be granted at that time or for so long as the Merger Agreement remains in effect. Subsequently, Mr. Stewart advised Mr. Antunes of the Board’s action in approving the Merger Agreement, and Mr. Antunes advised Mr. Stewart that Galderma had obtained all the corporate approvals necessary for it to proceed with the transaction.

During the remainder of the afternoon, the parties finalized the terms of the Merger Agreement, the related disclosure letter and the Preferred Stockholder Agreement. Following these final negotiations and later in the evening, the Merger Agreement and the Preferred Stockholder Agreement were signed by the various parties thereto. On February 26, 2008, before the opening of the markets, Galderma and the Company both issued press releases announcing the execution of the Merger Agreement. On February 27, 2008, the Company filed a Current Report on Form 8-K disclosing the signing of the Merger Agreement, attaching a copy of the Merger Agreement and the Company’s press release. On March 3, 2008, Galderma’s parent companies and the Company each filed notification and report forms under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”).

Reasons for the Recommendation

In reaching its determinations to approve the Merger Agreement and recommend that the Company’s stockholders accept the Offer and tender their Shares into the Offer, the Board considered numerous factors discussed with the Company’s outside legal and financial advisors and senior management, including the following material factors and benefits of the Offer and the Merger, each of which the Board believed supported its determinations:

•	The Company’s Business and Prospects; Risk Factors. The directors’ familiarity with the business, operations, properties and assets, financial condition, business strategy and prospects of the Company, as well as the risks involved in achieving those prospects (including the risk factors set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006).

•	The Company’s Industry. The nature of the industry in which the Company competes, industry trends and economic and market conditions, both on a historical and a prospective basis.

•	Consideration of Strategic Alternatives. The Board’s belief, after a thorough, independent review and discussions with the Company’s financial advisors, that the value offered to Company stockholders in the Offer and the Merger was more favorable to the stockholders of the Company than the potential value that might have resulted from other strategic opportunities reasonably available to the Company, including remaining an independent company and pursuing the Company’s current strategic plan, pursuing acquisitions or pursuing a business combination transaction with another industry participant, in each case taking into consideration the potential rewards, risks and uncertainties associated with each of those other options. In this regard, the Board noted the limited opportunities for growth through acquisitions in the dermatology sector that the Company, together with its consultants, had been able to identify.

•	Solicitation of Other Parties Prior to Execution of the Merger Agreement. The process conducted by the Board, with assistance from Company management and its financial advisors, to consider all of the Company’s strategic options and to identify the logical potential strategic bidders for the Company as described under “Background of the Transaction”, as well as the efforts made by Company management and its advisors to maintain neutrality among the bidders and to negotiate a Merger Agreement that is the product of arm’s-length negotiations between the Company and Galderma.

•	Historical Trading Prices; Premium to Market Price. The current and historical market prices of the Common Stock relative to those of other industry participants and general market indices, and the fact that the Offer Price of $16.60 represented a premium of approximately 45% based on the average closing price of the Common Stock of $12.80 for the prior 20 trading days, and approximately 30% based on the closing price of the Common Stock on February 25, 2008, the last trading day before announcement of the signing of the Merger Agreement.

•	Negotiations with Galderma. The course of negotiations between the Company and Galderma, resulting in a price per Share, payable in cash, that was approximately 33% higher than the original price proposed by Galderma, as well as the other indications of interest received by the Company from other potential acquirers (other than the bid from the private dermatology company that was subject to financing contingencies and was otherwise structurally inferior to the two-step structure provided by the Merger Agreement) as described above under “Background of the Offer and Merger”.

•	Cowen’s Financial Analyses and Opinion. The financial analyses prepared, at the request of the Board, by Cowen for its presentation to the Board on February 25, 2008 and the oral opinion of Cowen, subsequently confirmed in writing that, as of February 25, 2008, and subject to the various assumptions and qualifications set forth in its written opinion, the consideration to be received by the holders of the Common Stock (other than Galderma and its affiliates) in the Offer and the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. Cowen’s opinion was provided to the Board for its information in connection with its evaluation of the $16.60 per Share cash consideration payable in the Offer and the Merger, and relates only to the fairness, from a financial point of view, of such cash consideration. Cowen’s opinion did not address any other aspect of the Offer and the Merger or any related transaction. The opinion also did not address the relative merits of the Offer and the Merger as compared to business strategies or transactions that might be available to the Company, nor did it address the Company’s underlying business decision to effect the Offer and the Merger. The opinion was not intended to, and did not, constitute a recommendation to any stockholder as to whether such stockholder should tender their Shares in the Offer or as to any other actions to be taken by any stockholder in connection with the Offer or the Merger. In addition, Cowen was not requested to opine as to, and its opinion did not in any manner address, the fairness of the amount or nature of the compensation to any of officers, directors or employees of any parties to the Merger Agreement, or any class of such persons, relative to the consideration to be offered to the stockholders of the Company in the Offer or the Merger or otherwise. Holders of Shares are encouraged to read the opinion carefully in its entirety. For a further discussion of Cowen’s opinion, see “Opinion of Cowen and Company, LLC” Item 4(d).

•	Conditions to the Offer and the Merger. The belief of the Board in the high probability that the Offer and the Merger will be completed based on, among other things, the lack of a financing condition or required third-party consents, Parent’s representation that it has or will have sufficient cash resources to pay the aggregate Offer Price and Merger consideration, the international reputation of Galderma and its joint venture owners, Nestlé S.A. and L’Oréal S.A., the fact that the conditions to the Offer and the Merger are specified and limited, are not within the control or discretion of Parent and, in the Board’s judgment, are likely to be satisfied, and the Board’s understanding, based on discussions with the Company’s outside legal advisors, of the nature of and process for obtaining the governmental and regulatory approvals and clearances required to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

•	Obligation to Extend Offer. Parent’s obligation under the Merger Agreement to extend the offer to June 30, 2008 if, under certain circumstances, sufficient Shares are not tendered into the Offer at its scheduled expiration, and the ability of the Company to extend such date to September 30, 2008 if all of the conditions to the Offer have been satisfied or waived other than the condition that any applicable waiting period under the HSR Act shall have expired or been terminated.

•	Ability to Respond to Certain Unsolicited Business Combination Proposals. The Company’s ability, under certain circumstances specified in the Merger Agreement, to consider and respond to an unsolicited written bona fide proposal for a business combination transaction from a third party prior to the consummation of the Offer, and if, after consultation with the Company’s outside counsel and financial advisor and complying with the terms of the Merger Agreement, the Board determines in good faith that such proposal is a “Superior Proposal” (as defined in the Merger Agreement), and Parent chooses not to propose amendments to the Merger Agreement in such a manner that such alternative business combination transaction is no longer a “Superior Proposal”, the Company’s ability to terminate the Merger Agreement upon the payment to Parent of a termination fee of $12.6 million plus up to $1 million in expense reimbursement.

•	Termination Fee. The determination by the Board that the termination fee payable by the Company to Parent in the event of certain termination events under the Merger Agreement is reasonable in the context of termination fees that have been negotiated in other transactions and would not preclude another party from making a competing proposal.

•	Ability to Withdraw or Change Board Recommendation. The Board’s ability, under the Merger Agreement, to withdraw, modify or qualify, in a manner adverse to Parent, the Board’s recommendation in favor of the Offer and the Merger under certain circumstances, subject to payment to Parent of a termination fee of $12.6 million plus up to $1 million in expense reimbursement if, as a result, Parent terminates the Merger Agreement.

•	Obligation to Obtain Governmental and Regulatory Approvals and Clearances; Reimbursement of Fees and Expenses. Parent’s obligation under the Merger Agreement to use its reasonable best efforts to resolve such objections, if any, as may be asserted by any governmental or regulatory authority or other third person with respect to the Offer, the Merger or the other transactions contemplated by the Merger Agreement, as well as Parent’s agreement to reimburse the Company for its out-of-pocket fees and expenses incurred in connection with obtaining governmental or regulatory approvals and clearances of the transactions contemplated by the Merger Agreement if the Merger Agreement is terminated under certain circumstances and if, at the time of such termination, any applicable waiting period under the HSR Act shall not have expired or been terminated.

•	Tender Offer Structure; Timing of Completion. The fact that the transaction is structured as a tender offer, which can be completed, and cash consideration can be delivered to Company stockholders, on a shorter timetable than would have been the case with a one-step merger; that consummation of the Offer is conditioned on Company stockholders tendering a majority of the outstanding Shares and that Parent is required to consummate the Merger as soon as possible following the purchase of Shares in the Offer at the same per Share price; and that the “top-up option” granted to Parent by the Company (which will enable Parent, if it acquires at least 80% of the outstanding Shares in the Offer, to purchase additional shares of Common Stock at the Offer Price in order that it will own one share more than 90% of the outstanding shares of Common Stock) and the Preferred Stockholder Agreement will facilitate Parent’s ability to consummate the Merger as a short-form merger under Delaware law more quickly following the purchase of Shares in the Offer.

•	All Cash Consideration. The fact that the consideration payable in the Offer and the Merger is all cash, thereby providing Company stockholders with the ability to realize immediate value for their investment in the Company.

•	Availability of Appraisal Rights. The availability of appraisal rights to Company stockholders who do not tender their shares in the Offer and otherwise comply with all of the required procedures under Delaware law, which allows such stockholders to seek appraisal of the fair value of their shares of Company stock as determined by the Delaware Chancery Court.

•	Company Preferred Stockholders Willingness to Enter into Preferred Stockholder Agreement. The fact that Company Preferred Stockholders collectively owning 95% of the outstanding shares of Series D-1 Preferred Stock, representing on an as-converted basis approximately 9.3% of the outstanding Common Stock, were satisfied with the Offer Price, as evidenced by their willingness to sell their respective shares to Parent pursuant to the terms of the Preferred Stockholder Agreement based on the per Share price offered in, and concurrently with the consummation of, the Offer.

The Board also considered a variety of risks and other potentially negative factors concerning the Merger Agreement, the Offer and the Merger, including:

•	Effect of Failure to Complete Transactions. The risks and costs to the Company if the transactions contemplated by the Merger Agreement do not close, including the diversion of management and employee attention, employee attrition, the effect on business relationships and the incurrence of transaction-related expenses.

•	No Stockholder Participation in Future Growth or Earnings. The Company’s stockholders will not participate in any future earnings or growth of the Company and will not benefit from any appreciation in the value of the Common Stock after the consummation of the Offer and the Merger, including any value that could be achieved in the event the Company engages in future strategic or other transactions or as a result of improvements to the Company’s operations.

•	Interim Restrictions on Business. The restrictions in the Merger Agreement on the conduct of the Company’s business prior to the consummation of the Merger, requiring the Company to conduct its business in the ordinary course, subject to specific limitations, other than with the consent of Parent, which may delay or prevent the Company from undertaking business opportunities that may arise pending completion of the Merger.

•	Interests of the Board and Management. The Company’s directors and executive officers may have interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, those of Company stockholders (see “Arrangements with Directors and Executive Officers of the Company” Item 3(a)).

•	Top-Up Option. Even if fewer than 90% of the outstanding Shares are acquired by Parent in the Offer, the Company has granted to Parent, if it acquires at least 80% of the outstanding Shares in the Offer, the right to purchase additional shares of Common Stock at the Offer Price in order that it will own one share more than 90% of the outstanding shares of Common Stock, thereby enabling Parent to cause the Merger to be consummated quickly under the Delaware short-form merger statute without further action by the Board or a meeting of the Company’s stockholders.

•	Taxable Consideration. An all-cash transaction would be taxable to the Company’s stockholders that are U.S. persons for U.S. federal income tax purposes.

•	Limitations on Ability to Respond to Certain Takeover Proposals. The Merger Agreement does not permit the Company to solicit third party proposals, restricts the ability of the Company in certain respects to consider unsolicited third party proposals and prevents the Company from waiving the standstill restrictions for the benefit of the Company agreed to by several potential bidders in confidentiality agreements entered into with the Company.

•	Termination Fee. The requirement that the Company pay a termination fee and expense reimbursement if the Merger Agreement is terminated under certain circumstances could deter third parties from making a competing offer for the Company prior to the consummation of the Offer.

•	Conditions to Consummation of the Offer. The risk that Parent may terminate the Merger Agreement and not complete the Offer in certain circumstances, including if there is a Company Material Adverse Effect (as defined in the Merger Agreement) on the Company’s business, results of operations or financial condition since the date of the Merger Agreement.

•	Obligation to Obtain Regulatory Approvals. Despite the obligation of Parent under the Merger Agreement to use reasonable best efforts to resolve such objections, if any, as may be asserted by any governmental or regulatory authority in order to obtain necessary approvals or clearances to consummate the Offer and the Merger, the Merger Agreement provides that in no event shall Parent be obligated to propose or agree to accept any undertaking or condition, to enter into any consent decree, to make any divestiture or accept any operational restriction, or take or commit to take any action (i) the effectiveness or consummation of which is not conditional on the consummation of the Offer and the Merger or (ii) that individually or in the aggregate is or would be reasonably expected to result in a material diminution of the benefits of the transactions contemplated by the Merger Agreement to Parent (with materiality, for purposes of this provision, being measured in relation to the size of the Company and its subsidiaries taken as a whole).

The foregoing discussion of the factors considered by the Board is not intended to be exhaustive, but rather includes the material factors considered by the Board in its consideration of the Merger Agreement, the Offer and the Merger. After considering these factors, the Board concluded that the positive factors relating to the Merger Agreement, the Offer and the Merger outweighed the potential negative factors. In view of the wide variety of factors considered by the Board, and the complexity of these matters, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of the Board may have assigned different weights to various factors. The Board, by a unanimous vote, approved and recommends the Merger Agreement, the Offer and the Merger based upon the totality of the information presented to and considered by it.

(c)	Intent to Tender.

To the knowledge of the Company after making reasonable inquiry, each executive officer, director and affiliate of the Company currently intends to tender to Purchaser pursuant to the Offer any Shares owned of record or beneficially owned by such person other than Shares, if any, that such person may have an unexercised right to purchase and if necessary, to vote such Shares in favor of the Merger. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. In addition, Robert J. Easton, a director of the Company, is one of the Company Preferred Stockholders who has entered into the Preferred Stockholder Agreement with Parent.

(d)	Opinion of Cowen and Company, LLC.

Pursuant to an engagement letter dated January 30, 2008, the Board retained Cowen to render an opinion to the Board as to the fairness, from a financial point of view, to the holders of Common Stock, other than Parent and its affiliates, of the consideration to be received by such stockholders in the Offer and the Merger (collectively, the “Transaction”).

On February 25, 2008, Cowen delivered its oral opinion to the Board, subsequently confirmed in writing as of the same date, to the effect that, and subject to the various assumptions, qualifications and limitations set forth therein, as of February 25, 2008, the consideration to be received by the holders of Common Stock, other than Parent and its affiliates, in the Transaction was fair, from a financial point of view, to such holders.

The full text of the written opinion of Cowen, dated February 25, 2008, is attached hereto as Annex B and is incorporated herein by reference. Holders of Common Stock are urged to read the opinion in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by Cowen. The summary of the written opinion of Cowen set forth herein is qualified in its entirety by reference to the full text of such opinion. Cowen’s analyses and opinion were prepared for and addressed to the Board and are directed only to the fairness, from a financial point of view, of the consideration to be received by holders of Common Stock, other than Parent and its affiliates, in the Transaction, and do not constitute an opinion as to the merits of the Transaction or a recommendation to any stockholder to tender any Shares in the Offer or otherwise take any action with respect to the Transaction. The consideration to be received in the Transaction was determined through negotiations between the Company and Parent and not pursuant to any recommendations of Cowen.

The Board did not provide specific instructions to, or place any limitation on, the scope of the investigation by, or request any procedures be followed or factors be considered by, Cowen in performing its analyses or providing its opinion.

In arriving at its opinion, Cowen reviewed and considered such financial and other matters as it deemed relevant, including, among other things:

•	a draft of the Merger Agreement received on February 24, 2008, which was the most recent draft made available to Cowen;

•	certain publicly available financial and other information for the Company, including equity research, and certain other relevant financial and operating data furnished to Cowen by the management of the Company;

•	certain internal financial analyses, financial forecasts, reports and other information concerning the Company (the “Company Forecasts”) prepared by the management of the Company. See “Certain Preliminary Financial Information” and “Certain Internal Projections and Forecasts” Items 8(h) and (i);

•	Reuters estimates (“Reuters Estimates”) and financial projections in Wall Street analyst reports (“Wall Street Projections”) for the Company;

•	discussions Cowen had with certain members of the management of the Company concerning the historical and current business operations, financial conditions and prospects of the Company and such other matters Cowen deemed relevant;

•	the reported price and trading histories of the shares of Common Stock as compared to the reported price and trading histories of certain publicly traded companies Cowen deemed relevant;

•	certain financial terms of the Transaction as compared to the financial terms of certain selected business combinations Cowen deemed relevant;

•	based on the Company Forecasts and the Wall Street Projections, the cash flows generated by the Company on a stand-alone basis to determine the present value of the discounted cash flows; and

•	such other information, financial studies, analyses and investigations and such other factors that Cowen deemed relevant for the purposes of its opinion.

In conducting its review and arriving at its opinion, Cowen, with the Company’s consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to it by the Company or which was publicly available or was otherwise reviewed by Cowen. Cowen did not undertake any responsibility for the accuracy, completeness or reasonableness of, or independently verify, such information. Cowen relied upon, without independent verification, the assessment of the management of the Company as to the existing products and services of the Company and the validity of, and risks associated with, the future products and services of the Company. In addition, Cowen did not conduct, nor did it assume any obligation to conduct, any physical inspection of the properties or facilities of the Company. Cowen further relied upon the assurance of the management of the Company that they were unaware of any facts that would make the information provided to Cowen incomplete or misleading in any respect. Cowen, with the Company’s consent, assumed that the Company Forecasts that Cowen examined were reasonably prepared by the management of the Company on bases reflecting the best currently available estimates and good faith judgments of such management as to the future performance of the Company, and that such forecasts, and the Reuters Estimates and Wall Street Projections utilized in Cowen’s analyses, provided a reasonable basis for its opinion.

Cowen did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities of the Company, nor was Cowen furnished with such materials. With respect to all legal matters relating to the Company, Cowen relied on the advice of legal counsel to the Company. Cowen’s services to the Company in connection with the Transaction were comprised of rendering an opinion as to the fairness, from a financial point of view, with respect to the consideration to be received by the holders of Common Stock, other than Parent and its affiliates, in the Transaction. Cowen expressed no view as to any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise. Without limiting the generality of the foregoing, Cowen’s opinion did not address the conversion, sale or redemption or any other aspect of the Series D-1 Preferred Stock and assumed that all outstanding shares of Series D-1 Preferred Stock were converted into shares of Common Stock in accordance with their terms as described to Cowen by the Company. Cowen’s opinion was necessarily based upon economic and market conditions and other circumstances as they existed and could be evaluated by Cowen on the date of its opinion. It should be understood that although subsequent developments may affect its opinion, Cowen does not have any obligation to update, revise or reaffirm its opinion and Cowen expressly disclaimed any responsibility to do so.

In rendering its opinion, Cowen assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver thereof. Cowen assumed that the final form of the Merger Agreement would be substantially similar to the last draft received by Cowen prior to rendering its opinion. Cowen also assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreement would be obtained and that, in the course of obtaining any of those consents, no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Transaction.

Cowen’s opinion does not constitute a recommendation to any stockholder as to whether such stockholder should tender his or her shares of stock of the Company in the Transaction or take any other action in connection with the Transaction or otherwise. Cowen was not requested to opine as to, and its opinion does not in any manner address, the Company’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to the other business strategies or transactions that might be available to the Company. In addition, Cowen has not been requested to opine as to, and its opinion does not in any manner address, the fairness of the amount or nature of the compensation to any of the officers, directors or employees of any parties to the Merger Agreement, or any class of such persons, relative to the consideration to be offered to the stockholders of the Company in the Transaction or otherwise. Cowen’s opinion was approved by its Fairness Opinion Review Committee.

The following is a summary of the principal financial analyses performed by Cowen to arrive at its opinion. Some of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. Cowen performed certain procedures, including each of the financial analyses described below, and reviewed with the management of the Company the assumptions on which such analyses were based, and other factors, including the historical and projected financial results of the Company.

Analysis of Selected Publicly Traded Companies.

To provide contextual data and comparative market information, Cowen compared selected historical and projected operating and financial data and ratios for the Company to the corresponding financial data and ratios of certain other companies whose securities are publicly traded and which Cowen believes currently have operating, market valuation and trading valuations similar to what might be expected of the Company.

These companies, referred to as the “Selected Publicly Traded Companies”, consisted of:

•	Selected small- to mid-cap specialty pharmaceutical companies: Inspire Pharmaceuticals Inc., Ista Pharmaceuticals Inc., Salix Pharmaceuticals Ltd. and Sciele Pharma Inc.

•	Selected dermatology-focused companies: Barrier Therapeutics, Inc., Medicis Pharmaceutical Corp. and Obagi Medical Products Inc.

The data and ratios included the equity value plus total debt less cash, referred to as “Enterprise Value”, of the Selected Publicly Traded Companies as multiples of latest reported twelve month, referred to as “LTM”, revenue and Reuters Estimates for calendar years 2007, 2008 and 2009 revenue.

The following table presents, for the periods indicated, ranges of the ratio of Enterprise Value to LTM revenue, as well as the multiple ranges of the ratio of Enterprise Value to Reuters Estimates for calendar years 2007, 2008 and 2009 revenue, for the Selected Publicly Traded Companies implied by this analysis, as well as the corresponding implied equity value per share ranges for the Company, based on the Company Forecasts as well as the Wall Street Projections. The information in the table is based on the closing stock prices of the Selected Publicly Traded Companies on February 22, 2008. The Offer Price of $16.60 per Share was above the implied equity value per Share ranges for the Company calculated in the Analysis of Selected Publicly Traded Companies.

					Implied Equity		Implied Equity
					Value per Share		Value per Share
Enterprise	Selected Publicly				Range Based on		Range Based on
Value	Traded Company				the Company		the Wall Street
as a Ratio of:	Multiple Range				Forecasts		Projections

LTM Revenue	2.75	x	3.75	x	$9.44	$11.75	$9.44	$11.75
2007E Revenue	2.25		3.25		8.59	11.09	8.40	10.84
2008P Revenue	1.50		2.25		7.25	9.46	7.36	9.63
2009P Revenue	1.00		2.00		6.56	10.29	6.76	10.67

Although the Selected Publicly Traded Companies were used for comparison purposes, none of those companies is directly comparable to the Company. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the Selected Publicly Traded Companies and other factors that could affect the public trading value of the Selected Publicly Traded Companies or the Company to which they are being compared.

Analysis of Selected Transactions.

Cowen reviewed the financial terms, to the extent publicly available, of 41 transactions, referred to as the “Selected Transactions”, involving the acquisition of specialty pharmaceuticals companies, which were completed since January 1, 2003 or are currently pending.

Set forth below are the Selected Transactions that were compared to the Transaction:

Announced
Month	Year	Target	Acquirer

December	2007	Orphan Holdings Pty Ltd	Sigma Pharmaceuticals Limited
December	2007	Adams Respiratory Therapeutics, Inc	Reckitt Benckiser Group PLC
November	2007	Axcan Pharma Inc.	TPG Capital
November	2007	Reliant Pharmaceuticals, Inc.	Glaxo Smith Kline PLC
November	2007	Polpharma SA	Gedeon Richter Ltd
November	2007	OAO Akrihin	Gedeon Richter Ltd
November	2007	Tad Pharma	Krka d.d.
October	2007	Bradley Pharmaceuticals, Inc.	Nycomed US Inc.
October	2007	Aspreva Pharmaceuticals	Galenica
September	2007	Esprit	Allergan
July	2007	Medpointe Inc.	Meda AB
May	2007	Taro Pharmaceuticals Industries	Sun Pharmaceutical Industries
May	2007	Merck KGaA Generics Division	Mylan Laboratories
May	2007	Negma Laboratories	Wockhardt Limited
April	2007	Alliant Pharmaceuticals Inc.	Sciele Pharma Inc.
March	2007	Eczacibasi Generic Pharmaceuticals	Zentiva N.V.
February	2007	INO Therapeutics	Ikaria
November	2006	Abrika Pharmaceuticals, Inc.	Actavis Group
November	2006	Innovata PLC	Vectura Group PLC
November	2006	Kos Pharmaceuticals	Abbot Laboratories
October	2006	Connetics Corporation	Stiefel Laboratories
September	2006	SCHWARZ PHARMA AG	UCB
September	2006	Altana Pharma AG	Nycomed A/S
September	2006	Mayne	Hospira Inc.
August	2006	Matrix Laboratories	Mylan Laboratories
May	2006	Alamo Pharmaceuticals, LLC	Avanir Pharmaceuticals
March	2006	Groupe CS Dermatologie SAS	Sinclair Pharma plc
March	2006	Andrx Corporation	Watson Pharmaceuticals , Inc.
December	2005	Zeneus Holdings Limited	Cephalon, Inc.
August	2005	Viatris GmbH & Co	Meda AB
July	2005	AaiPharma Inc.	Xanodyne
May	2005	Bone Care International	Genzyme Corp.
April	2005	Orphan Medical, Inc.	Jazz Pharmaceuticals, Inc.
March	2005	Nycomed Holdings ApS	Nordic Capital
February	2005	Xcel Pharmaceuticals, Inc.	Valeant Pharmaceuticals International
January	2005	ESP Pharma, Inc.	Protein Design Labs, Inc.
October	2004	Warner Chilcott PLC	Waren Acquisition, Ltd.
April	2004	Shire Vaccines	ID Biomedical Corp.
February	2004	Amarin Pharmaceuticals, Inc.	Valeant Pharmaceuticals International
November	2003	CIMA Labs Inc.	Cephalon, Inc.
May	2003	PowderJect Pharmaceuticals plc	Chiron Corp.

Cowen reviewed the Enterprise Value paid in the Selected Transactions as a multiple of LTM revenue, transaction year revenue, transaction year plus one revenue and transaction year plus two revenue.

The following table presents, for the periods indicated, ranges of Enterprise Value to LTM revenue, transaction year revenue, transaction year plus one revenue and transaction year plus two revenue for the Selected Transactions implied by this analysis, as well as the corresponding implied equity value per share ranges for the Company, based on the Company Forecasts as well as the Wall Street Projections. The Offer Price of $16.60 per Share was above the implied equity value per Share ranges for the Company calculated in the Analysis of Selected Transactions.

Implied Equity
			Implied Equity	Value Per Share
	Selected		Value Per Share	Range Based on the
Enterprise Value	Transactions		Range Based on the	Wall Street
as a Ratio of:	Multiple Range		Company Forecasts	Projections

LTM Revenue	3.00x — 3.50	x	$10.04 — $11.19	$10.04 — $11.19
Transaction Year Revenue	3.50 — 3.75		11.69 — 12.28	11.42 — 12.00
Transaction Year+1 Revenue	2.75 — 3.25		10.89 — 12.27	11.09 — 12.50
Transaction Year+2 Revenue	2.75 — 3.25		12.91 — 14.64	13.43 — 15.23

Although the Selected Transactions were used for comparison purposes, none of those transactions is directly comparable to the Transaction, and none of the companies in those transactions is directly comparable to the Company. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the companies involved and other factors that could affect the acquisition value of such companies or the Company to which they are being compared.

Analysis of Premiums Paid in Selected Transactions.

Cowen reviewed the premiums of the offer price over the trading prices one trading day and 20 trading days prior to the announcement date of a 15 transaction subset of the Selected Transactions, in which the target was a publicly traded company at the time of announcement and the consideration paid represented 100% cash consideration. Cowen then applied the means and medians of these premiums to the trading prices of the Common Stock one trading day and 20 trading days prior to February 22, 2008.

Utilizing this methodology, the implied per share equity value of the Company ranged from:

•	$16.30 to $16.36 per share, based on the one day premium and stock price; and

•	$14.28 to $14.93 per share, based on the 20 trading day premium and stock price.

The Offer Price of $16.60 per Share was above the implied equity value per Share ranges for the Company calculated in the Analysis of Premiums Paid in Selected Transactions.

Discounted Cash Flow Analysis.

Cowen estimated a range of values for the Common Stock based upon the discounted present value of the projected cash flows of the Company, and of the terminal value in the final year of projections. Cash flow was calculated by taking projected earnings before interest expense, interest income and income taxes, referred to as “EBIT”. This analysis was based upon certain assumptions described by, projections supplied by and discussions held with the management of the Company. Terminal value was based upon applying projected revenue for the terminal year to the Enterprise Value to LTM revenue multiple range of 3.00x to 3.50x, which represented the general range of multiples of LTM revenue for the Selected Transactions. Present value of projected cash flows and terminal value were calculated as of March 31, 2008, and 2008 cash flows only included 75% of full-year value.

Cowen considered two sets of financial forecasts, the Company Forecasts and the Wall Street Projections, in order to estimate ranges of the present value of projected cash flows and terminal value of the Company, and implied ranges of value for the Common Stock.

•	Discounted Cash Flow Analysis: Company Forecasts. In this analysis, Cowen utilized the Company Forecasts of revenue and EBIT for the fiscal year ended 2008 through the fiscal year ended 2012

(terminal year). Cowen discounted the projected cash flows and terminal value of the Company, according to the Company Forecasts, by a range of 20% to 30%. Cowen considered a number of factors in choosing this range, including the estimated industry weighted average cost of capital. Utilizing this methodology, the implied per share equity value of the Common Stock ranged from $15.80 to $23.49. The Offer Price of $16.60 per Share was within the implied equity value per Share ranges for the Company calculated in the Discount Cash Flow Analysis using Company Forecasts.

•	Discounted Cash Flow Analysis: Wall Street Projections. In this analysis, Cowen utilized the Wall Street Projections of revenue and EBIT for the fiscal year ended 2008 through the fiscal year ended 2011 (terminal year). Cowen discounted the projected cash flows and terminal value of the Company, according to the Wall Street Projections, by a range of 17.5% to 22.5%. Cowen considered a number of factors in choosing this range, including the estimated industry weighted average cost of capital. Utilizing this methodology, the implied per share equity value of the Common Stock ranged from $12.91 to $16.16. The Offer Price of $16.60 per Share was above the implied equity value per Share ranges for the Company calculated in the Discount Cash Flow Analysis using Company Forecasts.

The summary set forth above does not purport to be a complete description of all the analyses performed by Cowen. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Cowen did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, notwithstanding the separate factors summarized above, Cowen believes, and has advised the Board, that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the process underlying its opinion. In performing its analyses, Cowen made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of the Company. These analyses performed by Cowen are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. None of the Company, Cowen or any other person assumes responsibility if future results are materially different from those projected. The analyses supplied by Cowen and its opinion were among several factors taken into consideration by the Board in making its decision to enter into the Merger Agreement and should not be considered as determinative of such decision.

Cowen was selected by the Board to render an opinion to the Board because Cowen is a nationally recognized investment banking firm and because, as part of its investment banking business, Cowen is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In addition, in the ordinary course of its business, Cowen and its affiliates may trade the securities of the Company for their own account and for the accounts of their customers, and, accordingly, may at any time hold a long or short position in such securities. Cowen and its affiliates have from time to time provided, and in the future may continue to provide, commercial and investment banking services to the Company and Parent and their respective affiliates and have received, and may in the future receive, fees for the rendering of such services.

Pursuant to the Cowen engagement letter, in connection with the Transaction, Cowen will be entitled to receive an aggregate transaction fee equal to $6.3 million, a significant portion of which is contingent upon the consummation of the Offer. The Company has also agreed to pay a fee to Cowen for rendering its opinion, which fee shall be credited against any transaction fee paid. Additionally, the Company has agreed to reimburse Cowen for its out-of-pocket expenses, including attorneys’ fees, and has agreed to indemnify Cowen against certain liabilities, including liabilities under the federal securities laws. The terms of the fee arrangement with Cowen, which are customary in transactions of this nature, were negotiated at arm’s length between the Board and Cowen, and the Board was aware of the arrangement, including the fact that the transaction fee payable to Cowen is contingent upon the completion of the Transaction.

Item 5.	Person/Assets Retained, Employed, Compensated or Used.

Cowen was retained by the Company to act as exclusive financial advisor in connection with the Board’s evaluation of a proposed transaction involving the possible sale of the Company. The Board selected Cowen as its financial advisor because it is a nationally recognized investment banking firm and because, as part of its investment banking business, Cowen is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Pursuant to an engagement letter dated January 30, 2008, the Company is obligated to pay Cowen an aggregate transaction fee of $6.3 million for its services, a significant portion of which is contingent upon consummation of the Offer. Cowen was also retained by the Board to provide an opinion to the Board with respect to the fairness, from a financial point of view, to the holders of Common Stock of the consideration to be received by such holders, other than Galderma and its affiliates, in the Offer and the Merger. In connection therewith, the Company agreed to pay Cowen $1.0 million for its services, payable upon the delivery of Cowen’s opinion without regard to the consummation of the Offer and the Merger, such fee to be credited against the transaction fee described above. A copy of Cowen’s opinion is filed as Annex B hereto and is incorporated herein by reference. In addition, the Company has agreed to reimburse Cowen for its out-of-pocket expenses, including attorneys’ fees, and has agreed to indemnify Cowen against certain liabilities, including liabilities under the federal securities laws.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of the Company concerning the Offer or the Merger.

Item 6.	Interests in Securities of the Company.

No transactions in the Shares have been effected during the past 60 days by the Company or, to the Company’s knowledge, by any of the Company’s directors, executive officers, affiliates or subsidiaries, other than compensation in the ordinary course of business in connection with Company’s employee benefit plans and the execution and delivery of the Preferred Stockholder Agreement by the Company Preferred Stockholders.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Statement (including with respect to the Preferred Stockholder Agreement), the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to or would result in (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries or (iv) a material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Except as set forth above, there are no transactions, Board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding sentence.

Item 8.	Additional Information.

(a)	Section 203 of the Delaware General Corporation Law.

As a Delaware corporation, and because it has not opted out of the provision, the Company is subject to Section 203 of the DGCL. In general, Section 203 would prevent an “interested stockholder” (generally defined as a person owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board has approved the Merger Agreement, the Preferred Stockholder Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and, therefore, the restrictions of Section 203, if applicable, are inapplicable to the Offer and the Merger and the transactions contemplated by the Merger Agreement and the Preferred Stockholder Agreement.

(b)	Appraisal Rights.

No appraisal rights are available to holders of Shares or shares of Series D-1 Preferred Stock in connection with the Offer. However, if the Merger is consummated, each holder of Shares or Shares of Series D-1 Preferred Stock who did not tender his, her or its Shares in the Offer (following conversion of any such shares, in the case of the Series D-1 Preferred Stock) and has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of such holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger or similar business combination) and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for Shares held by such holder. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share to be paid pursuant to the Offer and the Merger. Moreover, the Company may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer and the Merger.

If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his, her, or its rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer Price in accordance with the Agreement. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal and acceptance of the Merger.

Failure to strictly follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

(c)	Regulatory Approvals.

Under the HSR Act, and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The initial waiting period for an all cash tender offer is 15 days from the date the acquiring party makes its filing, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the reviewing agency determines that an investigation is required and asks the filing person voluntarily to withdraw and refile to allow a second 15-day waiting period, or issues a formal request for additional information and documentary material. The purchase of Shares pursuant to the Offer is subject to such requirements. The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Parent pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States. While the Company believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be.

The ultimate parent entities of Parent under the HSR Act filed Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division on March 3, 2008. As such, the initial waiting period will expire at 11:59 pm, New York City time, on March 18, 2008, unless Parent receives a request for additional information or documentary material or the FTC or the Antitrust Division grant early termination prior to that time.

(d)	Top-Up Option.

Pursuant to the terms of the Merger Agreement, the Company granted to Parent and Purchaser an irrevocable option (the “Top-Up Option”) to purchase up to that number of newly issued shares of Common Stock (the “Top-Up Option Shares”) equal to the number of shares of Common Stock that, when added to the number of shares of Common Stock owned by Parent and Purchaser immediately following consummation of the Offer, shall constitute one share more than 90% of the shares of Common Stock then outstanding on a fully diluted basis (after giving effect to the issuance of the Top-Up Option Shares) for consideration per Top-Up Option Share equal to the Offer Price, provided that the obligation of the Company to deliver Top-Up Option Shares upon the exercise of the Top-Up Option is subject to the condition that no judgment, injunction, order or decree prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Option Shares in respect of such exercise.

The Top-Up Option is exercisable only after the purchase of and payment for shares of Common Stock pursuant to the Offer by Parent or Purchaser as a result of which Parent and Purchaser own beneficially at least 80% of the outstanding shares of Common Stock on a fully diluted basis. The Top-Up Option is not exercisable to the extent that the number of shares of Common Stock subject thereto exceeds (x) the number of authorized shares of Common Stock available for issuance or (y) the number of shares of Common Stock that may be issued to Parent and Purchaser without obtaining stockholder approval under the rules of the NASDAQ Global Market.

Parent or Purchaser may exercise the Top-Up Option by giving the Company one business day’s prior written notice specifying the number of shares of Common Stock that are owned by Parent and Purchaser immediately following consummation of the Offer and specifying a place and a time for the closing of the purchase. The Company shall, as soon as practicable following receipt of such notice, deliver written notice to Purchaser specifying the number of Top-Up Option Shares. At the closing of the purchase of the Top-Up Option Shares, Parent or Purchaser shall pay to the Company an amount equal to the product of (i) the number of shares of Common Stock purchased pursuant to the Top-Up Option, multiplied by (ii) the Offer Price.

Parent and Purchaser acknowledged that the Top-Up Option Shares which Parent and Purchaser may acquire upon exercise of the Top-Up Option will not be registered under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”) and will be issued in reliance upon an exemption thereunder for transactions not involving a public offering. Parent and Purchaser are, and will be, upon the purchase of the Top-Up Option Shares, an “accredited investor”, as defined in Rule 501 of Regulation D under the Securities Act. Parent and Purchaser agree that the Top-Up Option and the Top-Up Option Shares to be acquired upon exercise of the Top-Up Option are being and will be acquired by Purchaser for the purpose of investment and not with a view to, or for resale in connection with, any distribution thereof (within the meaning of the Securities Act).

The foregoing summary is qualified in its entirety by reference to the Merger Agreement filed as Exhibit (e)(1) hereto and incorporated herein by reference.

(e)	Short-form Merger.

Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, and assuming completion of its purchase of shares of Series D-1 Preferred Stock from the Company Preferred Stockholders pursuant to the Preferred Stockholder Agreement, Purchaser will be able to effect the Merger after consummation of the Offer as a short-form merger under Delaware law without any further action by the Company’s stockholders. If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the DGCL to effect the Merger; however, if Purchaser acquires pursuant to the Offer or otherwise at least 80% of the outstanding Shares, Purchaser will be able to approve the Merger without any vote of any other Company stockholder. See “Top-Up Option” Item 8(d) above.

(f)	Section 14(f) Information Statement.

The Information Statement is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board, other than at a meeting of the Company’s stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

(g)	Annual Report on Form 10-K, Quarterly Reports on From 10-Q and Current Reports on Form 8-K.

For additional information regarding the business and financial results of the Company, please see the following documents that have been filed by the Company with the SEC, each of which is incorporated herein by reference:

•	the Company’s Annual Report on From 10-K for the year ended December 31, 2006,

•	the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007, and

•	the Company’s Current Reports on Form 8-K filed with the SEC since December 31, 2006 (other than with respect to information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K, including the related exhibits under Item 9.01).

(h)	Certain Preliminary Financial Information.

In connection with the due diligence review of the Company by Galderma, at the January 5, 2008 meeting with representatives of Galderma and certain representatives of Galderma’s financial and legal advisors (see Item 4(b)), the Company presented to Galderma preliminary financial results for the Company and its consolidated subsidiaries for the three months ended December 31, 2007, including preliminary revenues, operating income and net income for such period; subsequently, the Company updated this information and, on January 24, 2008, furnished the updated version by posting it in the electronic data room, which was made available to all bidders (the foregoing information presented on January 5, 2008 and furnished on January 24, 2008 is collectively referred to as the “Preliminary Financial Information”). A summary of the Preliminary Financial Information is set forth below.

The Preliminary Financial Information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants, or generally accepted accounting principles. The Preliminary Financial Information is being included in this Statement not to influence your decision whether to tender your Shares in the Offer, but rather because it was made available by the Company to Galderma, its financial advisor and to other potential bidders.

The Preliminary Financial Information does not include any information or notes required to be included in interim financial statements. The review of the Preliminary Financial Information by the Company’s independent accounting firm as required by Statement of Auditing Standards 100 has not been completed. Furthermore, the Preliminary Financial Information is subject to other matters that may arise in the course of the Company’s accounting review. The Preliminary Financial Information has not been audited and is therefore subject to revision, which might be material. There can be no assurance that the Preliminary Financial Information will be consistent with final audited information, which may vary materially from the information set forth below.

The Preliminary Financial Information does not contain all of the disclosures that would otherwise be required under generally accepted accounting principles.

None of the Company, Parent, Purchaser or their respective affiliates, advisors, representatives nor any other person undertakes any obligation to update or otherwise reconcile or revise this information to reflect circumstances after the date this information was generated or to reflect events that may result in this information being in error.

The Preliminary Financial Information should be read together with the historical financial statements of the Company and any superseding future financial statements of the Company.

PRELIMINARY FINANCIAL INFORMATION

Consolidated Income Statement Items for fiscal year ending December 31, 2007.

				Forecast Presented		Forecast Furnished
	Actual			January 5, 2008		January 24, 2008
Fiscal Year	Q1	Q2	Q3	Q4		Q4
Income Statement	2007	2007	2007	2007	2007	2007	2007
			(Unaudited, amounts in thousands)

Total Revenues	$14,274	$16,363	$15,935	$16,786	$63,358	$17,051	$63,626
Operating Income (Loss)	(5,278)	(5,055)	(1,811)	(1,884)	(14,028)	23	(12,121)
Net Income (Loss)	(4,443)	(4,286)	(1,054)	(1,149)	(10,932)	824	(8,959)

(i)	Certain Internal Projections and Forecasts.

The Company does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year, and is especially wary of making projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, in connection with the due diligence review of the Company by Galderma, at the January 5, 2008 meeting with representatives of Galderma and certain representatives of Galderma’s financial and legal advisors (see Item 4(b)), the Company presented to Galderma non-public internal financial forecasts regarding its anticipated future operations for the fiscal years ending December 31, 2008, December 31, 2009, December 31, 2010, December 31, 2011 and December 31, 2012; on January 24, 2008, the Company furnished these non-public internal financial forecasts to Galderma by posting them in the electronic data room, which was made available to all bidders (the foregoing information presented on January 5, 2008 and furnished on January 24, 2008 is collectively referred to as the “Projected Financial Forecast”). A summary of the Projected Financial Forecast is set forth below.

The Projected Financial Forecast was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. The Projected Financial Forecast is being included in this Statement not to influence your decision whether to tender your Shares in the Offer, but rather because they were made available by the Company to Galderma and to other potential bidders.

The Projected Financial Forecast was based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management. Important factors that may affect actual results and result in the forecast results not being achieved include, but are not limited to, increased competition among providers of medical therapies to the dermatology market, including competition from generic equivalents of the Company’s products; adverse reactions to the Offer and the Merger by the Company’s customers, suppliers, distributors and strategic partners; the failure to retain key management and technical personnel of the Company; the failure to obtain and enforce patent protection for the Company’s products and other discoveries; the failure to obtain required regulatory approvals to commercialize product candidates or to comply with regulatory requirements after approval or clearance of products and product candidates; potential expenses and liabilities as a result of product liability claims arising out of the testing, manufacturing and marketing of products developed by or for which the Company has licensing or co-promotion arrangements; increases in prices or disruptions in supply of active ingredients or other changes increasing manufacturing costs for the Company’s products or product candidates; and other risks described in the Company’s report on Form 10-Q filed with the SEC on November 7, 2007. In addition, the Projected Financial Forecast may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Projected Financial Forecast also reflects assumptions as to certain business decisions that are subject to change. Since the Projected Financial Forecast covers multiple years, such information by its nature becomes less reliable with each successive year.

Accordingly, there can be no assurance that the projections contained in the Projected Financial Forecast will be realized, and actual results may vary materially from those shown. The inclusion of the Projected Financial Forecast in this Statement should not be regarded as an indication that any of the Company, Parent or Purchaser or their respective affiliates, advisors or representatives considered or consider the Projected Financial Forecast to be a reliable prediction of future events, and the Projected Financial Forecast should not be relied upon as such. None of the Company, Parent or Purchaser or their respective affiliates, advisors or representatives can give you any assurance that actual results will not differ from the Projected Financial Forecast, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projected Financial Forecast to reflect circumstances existing after the date the Projected Financial Forecast was prepared or to reflect events, even in the event that any or all of the assumptions underlying the projections contained in the Projected Financial Forecast are shown to be in error. None of the Company, nor, to the knowledge of the Company, Parent or Purchaser, intends to make publicly available any update or other revisions to the Projected Financial Forecast. None of the Company, Parent or Purchaser or their respective affiliates, advisors or representatives has made or makes any representation to any person regarding the ultimate performance of the Company compared to the information contained in the Projected Financial Forecast or that forecasted results will be achieved. The Company has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning the Projected Financial Forecast.

The Projected Financial Forecast should be read together with the historical financial statements of the Company.

PROJECTED FINANCIAL FORECAST

Consolidated Income Statement Items for Five-Year Projections.

Fiscal Year
Income	Projected
Statement	2008	2009	2010	2011	2012
	(unaudited, amounts in thousands)

Total Revenues	$73,239	$92,856	$145,135	$231,845	$290,164
Operating Income (Loss)	(12,203)	(1,227)	33,734	99,616	131,719
Net Income (Loss)	(10,255)	573	82,857	65,482	86,626

Item 9.	Exhibits.

The following exhibits are filed with this Statement:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 10, 2008 (incorporated by reference to Exhibit(a)(1)(A) to the Schedule TO).

Exhibit No.	Description

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit(a)(1)(B) to the Schedule TO).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit(a)(1)(C) to the Schedule TO).
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit(a)(1)(D) to the Schedule TO).
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit(a)(1)(E) to the Schedule TO).
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9 (incorporated by reference to Exhibit(a)(1)(G) to the Schedule TO).
(a)(5)(A)	Press Release Issued by Galderma, dated February 26, 2008, Announcing the Execution of the Merger Agreement between Parent, Purchaser and the Company (incorporated by reference to the Schedule TO-C filed by Parent on February 27, 2008).
(a)(5)(B)	Press Release Issued by the Company, dated February 26, 2008, Announcing the Execution of the Merger Agreement between Parent, Purchaser and the Company (incorporated by reference to Exhibit 99.1 of Form 8-K filed by the Company on February 27, 2008).
(a)(5)(C)	Form of Summary Advertisement Published in the Wall Street Journal on March 10, 2008 (incorporated by reference to Exhibit(a)(5)(C) to the Schedule TO).
(a)(5)(D)	Letter to Stockholders of the Company dated March 10, 2008.
(e)(1)	Agreement and Plan of Merger, dated as of February 25, 2008, by and among Parent, Purchaser, and the Company (incorporated by reference to Exhibit 2.1 of Form 8-K filed by the Company on February 27, 2008).
(e)(2)	Preferred Stock Purchase and Voting Agreement, dated as of February 25, 2008, by and between Parent, Purchaser, OCM Principal Opportunities Fund, L.P., Cutchogue Point AP, LLC, Robert J. Easton and Pebblebrook Partners Ltd. (incorporated by reference to the Schedule 13D jointly filed by Galderma US and Purchaser on March 5, 2008).
(e)(3)	Confidentiality Agreement, dated as of December 21, 2007, by and among Galderma Pharma S.A. and the Company (filed herewith).
(e)(4)	Information Statement of the Company, dated as of March 10, 2008 (included as Annex A to this Statement).
(e)(5)	Opinion of Cowen and Company, LLC, dated February 25, 2008 (included as Annex B to this Statement).
(g)	Not applicable.
Annex A	Information Statement of the Company, dated as of March 10, 2008.
Annex B	Opinion of Cowen and Company, LLC, dated February 25, 2008.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

COLLAGENEX PHARMACEUTICALS, INC.

By:	/s/ Colin W. Stewart
Name:     Colin W. Stewart

Title:	President and Chief Executive Officer
Dated as of March 10, 2008

Annex A

Information Statement pursuant to Section 14(f) of the Exchange Act

COLLAGENEX PHARMACEUTICALS, INC.

INFORMATION STATEMENT PURSUANT
TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED
IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being mailed on or about March 10, 2008 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of common stock, par value $0.01 per share (“Common Stock”) issued and outstanding (each, a “Share” and, collectively, the “Shares”), of CollaGenex Pharmaceuticals, Inc., a Delaware corporation (the “Company”).

The Schedule 14D-9 relates to the cash tender offer by Galderma Acquisition Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Galderma Laboratories, Inc., a Delaware corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO dated March 10, 2008 (the “Schedule TO”) and filed with the U.S. Securities and Exchange Commission (the “SEC”), to purchase for cash all of the Shares, at a price of $16.60 per Share, subject to any required withholding of taxes, net to the seller in cash, without interest thereon (such price, or any higher price paid pursuant to the Offer (as defined below), the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 10, 2008, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”). You are receiving this Information Statement in connection with the possible appointment of persons designated by Purchaser to the Board of Directors of the Company (the “Board”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of February 25, 2008 (the “Merger Agreement”) among Parent, Purchaser and the Company.

After completion of the Offer, the Company will be eligible to elect “controlled company” status pursuant to Rule 4350(c) of the NASDAQ Global Market (“NASDAQ”), which means that the Company would be exempt from the requirements that its board of directors be comprised of a majority of “independent directors” and the related rules covering the independence of directors serving on the committees (other than the Audit Committee) of the Board. The controlled company exemption does not modify the independence requirements for the Company’s Audit Committee. Purchaser has informed the Company that it expects to cause the Company to elect “controlled company” status following consummation of the Offer.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Schedule 14D-9.

Parent provided the information in this Information Statement concerning Parent, Purchaser and the Parent’s designees, and the Company assumes no responsibility for the accuracy, completeness or fairness of such information.

GENERAL INFORMATION

As of February 22, 2008, there were 21,576,533 shares of our Common Stock issued and outstanding and entitled to vote and 200,000 shares of our Series D-1 Preferred Stock Cumulative Convertible, $0.01 par value, of the Company (the “Series D-1 Preferred Stock”) issued and outstanding and entitled to vote. Such shares of Series D-1 Preferred Stock were, as of such date, convertible into 2,352,941 shares of Common Stock and entitled to an aggregate of 1,792,116 votes on an as converted to Common Stock basis, assuming for such purpose a conversion price of $11.16 per share.

BACKGROUND INFORMATION

On February 25, 2008, the Company entered into the Merger Agreement with Parent and Purchaser. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, and in accordance with the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”), the separate corporate existence of Purchaser will cease, and the Company will continue as the surviving corporation.

In the Merger (i) each Share remaining outstanding (other than Shares held by Parent, Purchaser or any subsidiary of the Company or by Company stockholders who have perfected their appraisal rights under Section 262 of the DGCL) will be converted into the Offer Price and (ii) each outstanding share of Series D-1 Preferred Stock (other than shares of Series D-1 Preferred Stock held by Parent, Purchaser or any subsidiary of the Company or Company stockholders who have perfected their appraisal rights under Section 262 of the DGCL) will be converted into the right to receive an amount in cash equal to the product of the number of shares of Common Stock into which such shares of Series D-1 Preferred Stock are convertible (pursuant to and in accordance with Section A.5 of the Certificate of Designation, Preferences and Rights of the Series D-1 Preferred Stock, dated as of December 19, 2005 (the “Series D-1 Preferred Stock Certificate of Designation”)) multiplied by the Offer Price.

DIRECTORS DESIGNATED BY PARENT

Right to Designate Directors

The Merger Agreement provides that upon the purchase of Shares pursuant to the Offer and for so long thereafter as Parent and its subsidiaries own in the aggregate more than 50% of the Shares (the “Board Representation Period”), determined on a fully diluted basis, Parent shall be entitled to designate for appointment or election to the Board, upon written notice to the Company, such number of directors, rounded up to the next whole number, as is equal to the product obtained by multiplying the total number of directors on the Board (after giving effect to the directors designated by Parent pursuant to this sentence) by the percentage that the number of Shares so owned by Parent and its subsidiaries bears to the total number of Shares then outstanding. Pursuant to the Merger Agreement, the Company has agreed, upon the request of Parent, to use its reasonable best efforts, subject to compliance with applicable securities laws and applicable rules of NASDAQ, to promptly cause Parent’s designees (and any replacement designees in the event that any designee shall no longer be on the Board) to be so appointed or elected to the Board and, in furtherance thereof, to the extent necessary, use its reasonable best efforts to increase the size of the Board or obtain the resignation of such number of its directors as is necessary to give effect to the foregoing.

Pursuant to the Merger Agreement the Company has also agreed that during the Board Representation Period the Company will cause individuals designated by Parent to constitute such number of members of each committee of the Board, rounded up to the next whole number, that represents the same percentage as such individuals represent on the Board, other than any committee established to take action under the Merger Agreement which committee shall be composed only of Independent Directors (as defined below). Notwithstanding the foregoing, until the effective time of the Merger (the “Effective Time”), the Board shall have at least two (2) directors who are directors of the Company on the date of the Merger Agreement and who are not officers of the Company or any of its subsidiaries (“Independent Directors”); provided for the avoidance of doubt, the director elected by the holders of the Series D-1 Preferred Stock, pursuant to Section A.8 of the Series D-1 Preferred Stock Certificate of Designation, may constitute an Independent Director; and provided, further, that if the number of Independent Directors shall be reduced below two (2) for any reason whatsoever (or if immediately following consummation of the Offer there are not at least two (2) then-existing directors of the Company who are (A) Qualified Persons and (B) willing to serve as Independent Directors), then the number of Independent Directors required hereunder shall be one (1), unless the remaining Independent Director is able to identify a person who is not then an officer or affiliate of the Company, Parent or any of their respective subsidiaries (any such person being referred to herein as a “Qualified Person”; it being understood that, for purposes of this definition, a person that would otherwise not be considered an affiliate of the Company shall not be deemed an affiliate of the Company solely because he or she is a director of the Company), willing to serve as an Independent Director, in which case such remaining Independent Director shall be entitled to designate any such Qualified Person to fill such vacancy, and such designated Qualified Person shall be deemed to be an Independent Director for purposes of the Merger Agreement, or if no Independent Directors then remain, the other directors shall be required to designate two (2) Qualified Persons to fill such vacancies, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement.

The Company’s obligation pursuant to the Merger Agreement to use reasonable best efforts to cause Parent’s designees to be elected or appointed to the Board is subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. The Merger Agreement provides that the Company will promptly take all actions, and will include in the Schedule 14D-9 such information with respect to the Company and its officers and directors as Section 14(f) of the Exchange Act and Rule 14f-1 thereunder require, in order to fulfill its obligations under the Merger Agreement. Parent and Purchaser have agreed to supply to the Company in writing and be solely responsible for any information with respect to themselves and their respective nominees, officers, directors and affiliates required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

Information with Respect to the Designees

Assuming Purchaser purchases a majority of the Shares pursuant to the Offer, Parent will exercise its rights under the Merger Agreement to obtain pro rata representation on, and control of, the Board by requesting that the Company use its reasonable best efforts to secure the resignations of six current directors of the Company and by nominating the following three people to the Board: Humberto Antunes, Albert Draaijer and Quintin Cassady.

Set forth below are the name, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of Parent’s nominees to the Board. The business address of Mr. Antunes is Tour Europlaza, La Défense 4, F-92927 La Defense Cedex, France. The business address of Mr. Draaijer and Mr. Cassady is 14501 North Freeway, Fort Worth, Texas 76177.

Parent and Purchaser have advised the Company that none of Parent’s nominees to the Board, listed below, has, during the past five years, (i) been convicted in a criminal proceeding, (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (iii) filed a petition under Federal bankruptcy laws or any state insolvency laws or has had a receiver appointed to the person’s property or (iv) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice. All nominees listed below are citizens of the United States. None of the nominees below is related to any other nominee or to any executive officer of the Company.

List of Designees

The following sets forth information with respect to the Parent’s designees (including age as of the date hereof, business address, current principal occupation or employment and five-year employment history).

Name	Age	Present Principal Occupation and 5 Year Employment History

Humberto Antunes	46	Since June 2004, Mr. Antunes has served as Chief Executive Officer of Galderma Pharma S.A. From June 2002 to June 2004, Mr. Antunes served as President of Galderma Laboratories, Inc., 14501 North Freeway, Fort Worth, Texas 76177. Mr. Antunes currently holds directorship positions on the boards of various entities affiliated with Galderma Laboratories, Inc.
Albert Draaijer	51	Since June 2004, Mr. Draaijer has served as President of Galderma Laboratories, Inc. and Head of North American Operations of Galderma Pharma S.A. From 2001 to June 2004, Mr. Draaijer served as Vice President, Europe, Middle East, Africa, Australia and Asia of Galderma Pharma S.A. Mr. Draaijer currently holds directorship positions on the boards of various entities affiliated with Galderma Laboratories, Inc.
Quintin Cassady	42	Since May 2001, Mr. Cassady has served as Secretary and General Counsel of Galderma Laboratories, Inc. and Secretary and General Counsel of Galderma Laboratories, L.P. Since January 2005, Mr. Cassady has served as Vice President, General Counsel of Galderma Laboratories, L.P. From January 2000 to May 2001, Mr. Cassady served as Assistant Secretary of Galderma Laboratories, Inc. Mr. Cassady currently holds directorship positions on the boards of various entities affiliated with Galderma Laboratories, Inc.

Parent and Purchaser have advised the Company that none of the Parent’s designees is currently a director of, or holds any position with, the Company. Parent and Purchaser have advised the Company that none of the Parent’s designees or any of their respective affiliates (i) has a familial relationship with any directors or executive officers of the Company or (ii) has been involved in any transactions with the Company or any of its directors, officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein.

CURRENT BOARD OF DIRECTORS

In accordance with our certificate of incorporation, the Board currently consists of eight directors. Pursuant to the terms of the Series D-1 Preferred Stock Certificate of Designation, the holders of the Series D-1 Preferred Stock, acting as a single class, have the right to designate and elect one member of the Board, such director referred to in this Information Statement as the “Series D-1 Director”. The current terms for each director on the Board expire at the next annual meeting of the stockholders of the Company.

Common Stock Directors:

Colin Stewart

Mr. Stewart joined the Company in December 2003 as President and Chief Executive Officer and has been a member of our Board since December 2003. From October 1998 until joining the Company, Mr. Stewart served as the President and Chief Executive Officer of Muro Pharmaceutical, Inc., a pharmaceutical manufacturer and distributor. From 1988 to 1998, Mr. Stewart was employed by the ASTA Medica Group in a number of sales, marketing and general management positions of increasing responsibility. Prior to 1988, Mr. Stewart was employed by Sterling-Winthrop, Ltd., a United Kingdom pharmaceutical company, for 13 years in sales and general management.

Peter R. Barnett, D.M.D.

Dr. Barnett has been a member of our Board since February 1997. Since March 2004, Dr. Barnett has been the President and owner of Star Ranch Dental Spa, a dental practice. From November 2003 to present, Dr. Barnett has served as an independent consultant in the managed care field. From November 2002 through October 2003, Dr. Barnett served as President, Chief Executive Officer and director of Group Dental Service, Inc., a dental insurance company. From September 2001 to November 2002, he served as an independent healthcare consultant. From June 2000 to September 2001, Dr. Barnett was the President, Chief Executive Officer and a member of the board of directors of HealthASPex, Inc., a claims technology firm. From January 1995 until May 2000, Dr. Barnett was the president and Chief Operating Officer of United Dental Care, Inc., a managed dental benefits firm.

Robert C. Black

Mr. Black has been a member of our Board since September 1999. He was President of the Zeneca Pharmaceuticals Division of AstraZeneca, Inc., a pharmaceutical company, until his retirement in June 1999.

James E. Daverman

Mr. Daverman has been a member of the Board since November 1995 and became the Chairman of the Board in January 2004. Mr. Daverman is managing general partner of Redfish Partners, L.P., an investment and consulting company. Mr. Daverman also is a Senior Advisor to Robert W. Baird and Co. Incorporated, an investment banking organization, and Chairman of the Advisory Boards of Baird Venture Partners and Baird Capital Partners, Baird’s private equity businesses. Until his retirement in October 2003, Mr. Daverman served as managing general partner of Marquette Venture Partners, a venture capital investment company that he co-founded in 1986. Mr. Daverman also serves as Chairman of the board of directors of Marshall Erdman & Associates, Inc. and is a member of the board of directors of PharMEDium Healthcare Corporation.

Robert J. Easton

Mr. Easton has been a member of our Board since November 1993. Since October 2006, he has been with Apex BioVentures, a SPAC in formation which he co-founded. Since January 2007, he has served as Chairman of Easton Strategy, a financial consulting firm and from May 2000 to October 2006, he served as Chairman of Easton Associates, a healthcare consulting firm. From May 1996 to May 2000, Mr. Easton was the managing director of IBM Healthcare Consulting, Inc., a health care consulting firm. Mr. Easton serves on the board of directors of Cepheid, Inc., a company that develops, manufactures and markets fully integrated diagnostics systems, as well as several privately held companies.

George M. Lasezkay, Pharm.D., J.D.

Dr. Lasezkay has been a member of our Board since September 2005. Since 2002, Dr. Lasezkay has provided business development and strategic advisory services to biotechnology and emerging pharmaceutical companies through his consulting firm, Turning Point Consultants. From 1989 to 2002, Dr. Lasezkay served in various positions at Allergan, Inc., a global health care company, including Corporate Vice President, Corporate Development from 1998 to 2002, Vice President, Corporate Development from 1996 to 1998 and Assistant General Counsel from 1995 to 1996. Dr. Lasezkay serves on the board of directors of Valentis, Inc., a public biotechnology company, as well as several other private development stage pharmaceutical companies.

W. James O’Shea

Mr. O’Shea has been a member of our Board since September 2000. Since October 1999, Mr. O’Shea has served as President and Chief Operating Officer and, as of March 1, 2007, assumed the position of Vice Chairman of Sepracor, Inc., a research-based pharmaceutical company. Mr. O’Shea also serves on the board of directors of Surface Logix Inc.

Series D-1 Preferred Stock Director:

Robert A. Beardsley, Ph.D.

Dr. Beardsley has been a member of our Board since December 2004. Since January 2003, Dr. Beardsley has served as President and Chief Executive Officer of Kereos, Inc., a pharmaceutical research and development company. From May 2002 to September 2002, Dr. Beardsley was the acting Chief Executive Officer of Metaphore Pharmaceuticals, a pharmaceutical company. From August 2000 to July 2006, Dr. Beardsley was a managing member of Simile Investors. Dr. Beardsley serves on the board of directors of several privately held companies.

CORPORATE GOVERNANCE

General

We believe that good corporate governance is important to ensure that we are managed for the long-term benefit of our stockholders. During the past year, we have continued to review our corporate governance policies and practices and to compare them to those suggested by various authorities in corporate governance and the practices of other public companies. We have also continued to review the provisions of the Sarbanes-Oxley Act of 2002, the new and proposed rules of the SEC and the listing standards of NASDAQ.

This section describes key corporate governance guidelines and practices that we have adopted. You can access our current committee charters, corporate governance guidelines and Code of Business Conduct and Ethics in the “Corporate Governance” section of our website located at www.collagenex.com or by writing to: Andrew K.W. Powell, c/o CollaGenex Pharmaceuticals, Inc., 41 University Drive, Newtown, Pennsylvania 18940.

Corporate Governance Guidelines

The Board has adopted corporate governance guidelines to assist it in the exercise of its duties and responsibilities and to serve the best interests of the Company and its stockholders. These guidelines, which set forth a framework for the conduct of the Board’s business, provide that:

•	the principal responsibility of the directors is to oversee the management of the Company;

•	a majority of the members of the Board shall be independent directors;

•	the independent directors shall meet regularly in executive session;

•	directors shall have full and free access to management and, as necessary and appropriate, independent advisors;

•	new directors shall participate in an orientation program and all directors are expected to participate in continuing director education on an ongoing basis; and

•	at least annually, the Board and its committees will conduct a self-evaluation to determine whether they are functioning effectively.

Board Determination of Independence

Under applicable NASDAQ rules, a director will only qualify as an “independent director” if, in the opinion of the Board, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Board has determined that none of Messrs. Barnett, Beardsley, Black, Daverman, Easton, Lasezkay or O’Shea, who comprise our Audit, Compensation and Nominating and Corporate Governance Committees, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under Rule 4200(a)(15) of NASDAQ.

In determining the independence of the directors listed above, our Board considered each of the transactions discussed in “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.”

Board Meetings and Attendance

Our Board currently consists of Colin W. Stewart, Peter R. Barnett, D.M.D., Robert A. Beardsley, Ph.D., Robert C. Black, James E. Daverman, who serves as Chairman, Robert J. Easton, George M. Lasezkay, Pharm.D., J.D. and W. James O’ Shea. Our Amended and Restated By-Laws currently provide that the total number of directors comprising our Board shall be such number as is fixed by our Board, but in no event less than one. Pursuant to the terms of the Series D-1 Preferred Stock Certificate of Designation our Board shall consist of not less than five and not more than nine directors. Our Board has provided that our full Board shall be comprised of nine directors. Although there are eight members of our Board at this time, this vacancy may be filled by the vote or written consent of a majority of our directors elected by the holders of record of our Common Stock, and shall serve until the next annual meeting of stockholders, unless earlier removed or such director resigns.

During 2007, the Board met 11 times. Each director attended at least 80% of the aggregate of the total number of meetings of the Board held during the period in which he served as a director and the total number of meetings held by all committees on which he served during the period, if applicable.

Director Attendance at Annual Meeting of Stockholders

Our corporate governance guidelines provide that directors are expected to attend each annual meeting of stockholders. All of our directors attended the 2007 Annual Meeting of Stockholders.

Committees of the Board of Directors

The Board has established three standing committees — Audit, Compensation, and Nominating and Corporate Governance — each of which operates under a charter that has been approved by the Board. Current copies of each committee’s charter are posted on the Corporate Governance section of our website located at www.collagenex.com.

The Board has determined that all of the members of each of the Board’s three standing committees are independent as defined under the rules of NASDAQ, including, in the case of all members of the Audit Committee, the independence requirements contemplated by Rule 10A-3 under the Exchange Act.

Audit Committee of the Board of Directors

The Audit Committee currently consists of Dr. Barnett, who serves as Chairman, Dr. Beardsley, Mr. Daverman and Dr. Lasezkay. The Audit Committee was established in March 1996 and currently acts under a charter that was adopted and approved on May 8, 2000. The charter was subsequently amended and restated in February 2004 and again in March 2007. The Audit Committee held 10 meetings in 2007. Our Audit Committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of certain reports from the independent registered public accounting firm;

•	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly consolidated financial statements and related disclosures;

•	monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	discussing our risk management policies;

•	establishing policies regarding hiring employees from the registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

•	meeting independently with our independent registered public accounting firm and management;

•	reviewing and approving or ratifying any related person transaction; and

•	preparing the audit committee report required by SEC rules (which is included on page A-37 of this Information Statement).

The Board has determined that each of Mr. Daverman, Dr. Barnett and Dr. Beardsley is an “audit committee financial expert” as defined by applicable SEC rules.

Compensation Committee of the Board of Directors

The Compensation Committee currently consists of Mr. O’Shea, who serves as Chairman, Mr. Black and Mr. Easton. The Compensation Committee was established in March 1996 and currently acts under a charter adopted and approved in January 2004. The charter was subsequently amended and restated in March 2007. The Compensation Committee held seven meetings in 2007. Our Compensation Committee’s responsibilities include:

•	annually reviewing and approving corporate goals and objectives relevant to the Chief Executive Officer’s compensation;

•	determining the Chief Executive Officer’s compensation;

•	reviewing and approving, or making recommendations to the Board with respect to the compensation of our other executive officers;

•	overseeing an evaluation of our senior executives;

•	overseeing and administering our cash and equity incentive plans;

•	reviewing and making recommendations to the Board with respect to director compensation;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis”; and

•	preparing the compensation committee report required by SEC rules.

The processes and procedures followed by our Compensation Committee in considering and determining executive and director compensation are described below under the heading “Executive and Director Compensation Processes.”

Nominating and Corporate Governance Committee of the Board of Directors

In January 2004, our Board reconstituted our Nominating Committee to expand its responsibilities and formed the Nominating and Corporate Governance Committee, which currently consists of Mr. Black, who serves as Chairman, Dr. Barnett and Mr. Easton. The Nominating and Corporate Governance Committee currently acts under a charter adopted and approved in January 2004. The charter was subsequently amended and restated in July 2007. The Nominating and Corporate Governance Committee held 6 meetings in 2007. Our Nominating and Corporate Governance Committee’s responsibilities include:

•	identifying individuals qualified to become members of our Board;

•	recommending to our Board the persons to be nominated for election as directors and to each of the committees of our Board;

•	reviewing and making recommendations to our Board with respect to management succession planning;

•	reviewing and assessing the adequacy of our corporate governance and compliance guidelines and recommending any proposed changes to our Board; and

•	overseeing an annual evaluation of our Board.

The processes and procedures followed by the Nominating and Corporate Governance Committee in identifying and evaluating director candidates are described below under the heading “Director Nomination Process.”

Executive and Director Compensation Processes

The Compensation Committee has implemented an annual performance review program for our executives, under which annual performance goals are determined and set forth in writing at the beginning of each calendar year for each executive. Annual individual goals focus on contributions that facilitate the achievement of the corporate goals and are set during the first quarter of each calendar year. Individual goals are proposed by each executive and approved by the Chief Executive Officer. The Chief Executive Officer’s goals are approved by the Compensation Committee. Annual salary increases, annual bonuses, and annual stock option grants to our executives are tied to the achievement of these corporate, department and individual performance goals.

During the first calendar quarter of each year, we evaluate individual performance against the written goals for the recently completed year. Each executive’s evaluation begins with a self-assessment, which is submitted to the Chief Executive Officer. The Chief Executive Officer then prepares a written evaluation based on the executive’s self-assessment, the Chief Executive Officer’s own evaluation and input from others within the Company. This process leads to a recommendation by the Chief Executive Officer for annual executive salary increases, annual stock option grant and bonuses, if any, which is then reviewed and approved by the Compensation Committee. In the case of the Chief Executive Officer, his individual performance evaluation is conducted by the Compensation Committee, which determines his compensation changes and awards. For all executives, annual base salary increases, annual stock option grants and annual bonuses, to the extent granted, are implemented during the first calendar quarter of the year.

Non-management director compensation is set by our Board at the recommendation of the Compensation Committee. In developing its recommendations, the Compensation Committee is guided by the following goals: compensation should fairly pay directors for work required in a company of our size and scope; compensation should align directors’ interests with the long-term interests of stockholders; and the structure of the compensation should be simple, transparent and easy for stockholders to understand.

The Compensation Committee has delegated to Mr. Stewart, our Chief Executive Officer, the authority to make stock option grants under our 2005 Equity Inventive Plan to those individual employees and groups of employees included in a matrix adopted by the Compensation Committee and approved as part of the annual budget approved by our Board.

Director Nomination Process

The process followed by the Nominating and Corporate Governance Committee to identify and evaluate director candidates includes requests to the members of the Board and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates and interviews of selected candidates by members of the Nominating and Corporate Governance Committee and the Board.

In considering whether to recommend any particular candidate for inclusion in the Board’s slate of recommended director nominees, the Nominating and Corporate Governance Committee applies the criteria attached to our Nominating and Corporate Governance Committee Charter. These criteria include the candidate’s integrity, business acumen, knowledge of our business and industry, experience, diligence, conflicts of interest and the ability to act in the interests of all our stockholders. The Nominating and Corporate Governance Committee does not assign specific weights to particular criteria and no particular criterion is a prerequisite for each prospective nominee. We believe that the backgrounds and qualifications of our directors, considered as a group, should provide a composite mix of experience, knowledge and abilities that will allow the Board to fulfill its responsibilities.

Stockholders may recommend individuals to the Nominating and Corporate Governance Committee for consideration as potential director candidates by submitting the names of the candidate(s), together with appropriate biographical information and background materials and a statement as to whether the stockholder or group of stockholders making the recommendation has beneficially owned more than 5% of our Common Stock for at least a year as of the date such recommendation is made, to Nominating and Corporate Governance Committee, c/o Secretary, CollaGenex Pharmaceuticals, Inc., 41 University Drive, Newtown, Pennsylvania 18940. Assuming that appropriate biographical and background material has been provided on a timely basis, the Nominating and Corporate Governance Committee will evaluate stockholder-recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others.

Communicating with Independent Directors

The Board will give appropriate attention to written communications that are submitted by stockholders, and will respond if and as appropriate. The Chairman of the Nominating and Corporate Governance Committee, subject to advice and assistance from our Chief Executive Officer and, if requested, our outside legal counsel, is primarily responsible for monitoring communications from stockholders and for providing copies or summaries to the other directors as considered appropriate.

Under procedures approved by a majority of the independent directors, communications are forwarded to all directors if they relate to important substantive matters and include suggestions or comments that the Chairman of the Board considers to be important for the directors to know. In general, communications relating to corporate governance and long-term corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances and matters as to which we tend to receive repetitive or duplicative communications.

Stockholders who wish to send communications on any topic to the Board should address such communications to Board of Directors, c/o Secretary, CollaGenex Pharmaceuticals, Inc., 41 University Drive, Newtown, Pennsylvania 18940.

Code of Business Conduct and Ethics

We have adopted a written Code of Business Conduct and Ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We have posted the Code of Business Conduct and Ethics on our website, which is located at www.collagenex.com. In addition, we intend to disclose on our website all disclosures that are required by law or NASDAQ listing standards concerning any amendments to, or waivers from, any provision of the Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, officers and stockholders who beneficially own more than 10% of any class of our equity securities registered pursuant to Section 12 of the Exchange Act to file initial reports of ownership and reports of changes in ownership with respect to our equity securities with the SEC. All reporting persons are required by the SEC’s regulations to furnish us with copies of all reports that such reporting persons file with the SEC pursuant to Section 16(a).

Based solely on our review of the copies of such forms received by us and upon written representations of our reporting persons received by us each such reporting person has filed all of their respective reports pursuant to Section 16(a) on a timely basis.

Compensation of Directors

2007 Director Compensation

In 2007, our non-employee directors received an annual retainer. In addition to this retainer, non-employee directors received a fee for each regularly scheduled Board meeting attended in person, a fee for each regularly scheduled committee meeting attended in person, an annual fee for each committee on which the non-employee director served and a fee for each committee the non-employee director chaired. In November 2007, the Board approved additional fees in the amount of $1,000 for any substantive telephonic meeting of the full Board, and $500 for any substantive telephonic meeting of a committee of the Board. The table below sets forth the annual retainer, per board meeting fees, per committee meeting fees, annual committee meeting fees and fees per committee chaired that were paid to our non-employee directors in 2007:

		Fee Per Board		Annual Fee	Annual Fee
	2007 Annual	Meeting	Fee Per Committee	Per Committee	Per Committee
Name	Retainer(1)	Attended(2)	Meeting Attended	Served	Chaired

Peter R. Barnett	$18,750	$2,000	$1,000	$3,000	$10,000
Robert A. Beardsley	$18,750	$2,000	$1,000	$3,000	—
Robert C. Black	$18,750	$2,000	$1,000	$3,000	$5,000
James E. Daverman	$28,125	$3,000	$1,000	$3,000	—
Robert J. Easton	$18,750	$2,000	$1,000	$3,000	—
George M. Lasezkay	$18,750	$2,000	$1,000	$3,000	—
W. James O’Shea	$18,750	$2,000	$1,000	$3,000	$5,000

(1)	In addition, we provided reimbursement to directors for reasonable and necessary expenses incurred in connection with attendance at meetings of the Board and other Company business.

(2)	In addition, all directors except Mr. Easton and Dr. Beardsley received $1,000 for the participation in a telephonic Board meeting held on December 15, 2007.

As described more fully below, the table below sets forth the compensation paid to our non-employee directors for the fiscal year ended December 31, 2007:

DIRECTOR COMPENSATION

	Fees Earned or Paid	Option
Name	in Cash(1) ($)	Awards(2)(3)(4) ($)	Total ($)

Peter R. Barnett	$49,750	$80,662	$130,412
Robert A. Beardsley	$34,750	$80,662	$115,412
Robert C. Black	$43,750	$80,662	$124,412
James E. Daverman	$51,875	$120,992	$172,867
Robert J. Easton	$47,000	$80,662	$127,662
George M. Lasezkay	$33,750	$80,662	$114,412
W. James O’Shea	$38,000	$80,662	$118,662

(1)	The fees earned by each non-employee director consist of the following: (i) an annual retainer of $18,750, except Mr. Daverman, who received an annual retainer of $28,125; (ii) a fee per Board meeting attended of $2,000, except Mr. Daverman who received a fee per Board meeting attended of $3,000; (iii) an annual fee per committee served of $1,000; and (iv) an annual fee of $5,000 for chairing each of the Compensation and Nominating and Corporate Governance Committees and $10,000 for chairing the Audit Committee.

(2)	Valuation based on the dollar amount recognized for financial statement reporting purposes pursuant to SFAS No. 123(R) with respect to fiscal 2007, except that such amounts do not reflect an estimate of forfeitures related to service-based vesting conditions. With respect to the non-employee directors listed above, the amounts reported in these columns reflect additional expense resulting from the requirements of the SEC to report option grants made prior to 2006 using the modified prospective transition method pursuant to SFAS No. 123(R). The assumptions used by us with respect to the valuation of option grants are more fully explained in the Notes to our consolidated financial statements.

The individual awards reflected in the director compensation table are summarized below:

				2007 Expense
		Number of Shares	Amount Vested	Recognized under
Name	Grant Date	Subject to Options	in 2007	SFAS No. 123(R)($)

Peter R. Barnett	5/20/2003	12,000	1,150	9,152
	5/25/2004	12,000	3,000	22,572
	5/25/2005	12,000	3,000	8,666
	5/24/2006	12,000	3,000	21,417
	5/23/2007	12,000	1,823	12,257
Robert A. Beardsley	12/7/2004	25,000	6,250	20,687
	5/25/2005	12,000	3,000	8,666
	5/24/2006	12,000	3,000	21,417
	5/23/2007	12,000	1,823	12,257
Robert C. Black	5/20/2003	12,000	1,150	9,152
	5/25/2004	12,000	3,000	22,572
	5/25/2005	12,000	3,000	8,666
	5/24/2006	12,000	3,000	21,417
	5/23/2007	12,000	1,823	12,257
James E. Daverman	5/20/2003	12,000	1,150	9,152
	1/29/2004	1,907	77	3,655
	5/25/2004	18,000	4,500	33,858
	5/25/2005	18,000	4,500	12,999
	5/24/2006	18,000	4,500	32,125
	5/23/2007	18,000	2,730	18,385
Robert J. Easton	5/20/2003	12,000	1,150	9,152
	5/25/2004	12,000	3,000	22,572
	5/25/2005	12,000	3,000	8,666
	5/24/2006	12,000	3,000	21,417
	5/23/2007	12,000	1,823	12,257
George M. Lasezkay	9/22/2005	25,000	5,000	33,422
	5/24/2006	12,000	3,000	21,417
	5/23/2007	12,000	1,823	12,257
W. James O’Shea	5/20/2003	14,500	1,389	11,059
	5/25/2004	12,000	3,000	22,572
	5/25/2005	12,000	3,000	8,666
	5/24/2006	12,000	3,000	21,417
	5/23/2007	12,000	1,823	12,257

(3)	On May 23, 2007, we granted our non-employee directors an option to purchase 12,000 shares of our Common Stock, with the exception of Mr. Daverman who was granted an option to purchase 18,000 shares of our Common Stock, each with an exercise price equal to the closing price of our Common Stock on NASDAQ on the date of grant, or $10.95 per share. All such options shall become exercisable in four equal annual installments commencing one year after the date of grant, provided that the optionee then remains a director.

(4)	The following table shows the aggregate number of shares of Common Stock subject to outstanding stock options for each non-employee director as of December 31, 2007, as well as the grant date fair value of stock option grants made during 2007:

	Aggregate Number of
	Shares Subject to	Grant Date Fair Value
	Outstanding Stock	of Stock Option Grants
Name	Options	Made During 2007 ($)

Peter R. Barnett	70,356	80,662
Robert A. Beardsley	61,000	80,662
Robert C. Black	95,356	80,662
James E. Daverman	96,263	120,992
Robert J. Easton	70,356	80,662
George M. Lasezkay	49,000	80,662
W. James O’Shea	97,856	80,662

2008 Director Compensation

In 2008, our non-employee directors will receive an annual retainer. In addition to this retainer, non-employee directors will receive a fee for each regularly scheduled Board meeting attended in person, a fee for each telephonic Board meeting attended, an annual fee for each committee on which the non-employee director serves, a fee for each regularly scheduled meeting of such committee attended in person, a fee for each telephonic meeting of such committee attended and a fee for each committee which the non-employee director chairs. The table below sets forth the annual retainer, board meeting fees, annual committee meeting fees and fees per committee chaired that we expect to pay to our non-employee directors during 2008:

			Fee Per			Fee Per
		Fee Per	Telephonic	Annual Fee	Fee Per	Telephonic	Annual Fee
	2008	Board	Board	Per	Committee	Committee	Per
	Annual	Meeting	Meeting	Committee	Meeting	Meeting	Committee
Name	Retainer(1)	Attended	Attended	Served	Attended	Attended	Chaired

Peter R. Barnett	$20,000	$2,000	$1,000	$3,000	$1,000	$500	$10,000
Robert A. Beardsley	$20,000	$2,000	$1,000	$3,000	$1,000	$500
Robert C. Black	$20,000	$2,000	$1,000	$3,000	$1,000	$500	$5,000
James E. Daverman	$30,000	$3,000	$1,000	$3,000	$1,000	$500
Robert J. Easton	$20,000	$2,000	$1,000	$3,000	$1,000	$500
George M. Lasezkay	$20,000	$2,000	$1,000	$3,000	$1,000	$500
W. James O’Shea	$20,000	$2,000	$1,000	$3,000	$1,000	$500	$5,000

(1)	In addition, we will provide reimbursement to directors for reasonable and necessary expenses incurred in connection with attendance at meetings of the Board and other Company business.

Upon re-election at our annual meeting of stockholders, each non-employee director shall automatically be granted an option to purchase 12,000 shares of our Common Stock, with the exception of Mr. Daverman who shall be granted an option to purchase 18,000 shares of our Common Stock, with an exercise price per share equal to the closing price of our Common Stock on NASDAQ on the date of grant. All such options awarded to date provide that they shall become exercisable in four equal annual installments commencing one year after the date of grant, provided that the optionee remains a director. In December 2007, the Compensation Committee recommended that future options awarded to non-employee directors would become exercisable in one installment one year after the date of grant.

Each new non-employee director is automatically granted an option to purchase 25,000 shares of Common Stock, at an exercise price per share equal to the closing price of our Common Stock on NASDAQ on the date of grant. All such options shall become exercisable in five equal annual installments commencing one year after the date of grant, provided that the optionee remains a director. The right to exercise annual installments of options will be reduced proportionately based on the optionee’s actual attendance at meetings of the Board if the optionee fails to attend at least 75% of the meetings of the Board held in any calendar year.

EXECUTIVE OFFICERS

The following table identifies our current executive officers:

		Capacities in	In Current
Name	Age	Which Served	Position Since

Colin W. Stewart	56	President, Chief Executive Officer and Director	December 2003
Nancy C. Broadbent(1)	52	Senior Vice President, Chief Financial Officer and Treasurer	February 2006
David F. Pfeiffer(2)	45	Senior Vice President, Sales and Marketing	December 2000 (Vice President, Marketing since June 1997)
Klaus Theobald(3)	52	Senior Vice President and Chief Medical Officer	January 2004
Andrew K. W. Powell(4)	50	Vice President, General Counsel and Secretary	September 2004
J. Gregory Ford(5)	46	Vice President, Business Development and Strategic Planning	August 2004

(1)	Ms. Broadbent joined the Company in March 1996 as Chief Financial Officer and Treasurer. She was promoted to Senior Vice President in February 2006.

(2)	Mr. Pfeiffer joined the Company in June 1997 as Vice President, Marketing. He was promoted to Senior Vice President, Sales and Marketing in December 2000. From September 1995 until June 1997, Mr. Pfeiffer served as Director of Marketing, Health Management Services for SmithKline Beecham.

(3)	Dr. Theobald joined the Company in January 2004 as Senior Vice President and Chief Medical Officer. Prior to joining the Company, from February 2003 to January 2004, Dr. Theobald was pursuing personal interests. From June 2002 to February 2003, Dr. Theobald was the president and chief executive officer of Allergenics, Inc., a biotechnology company focused on oral protein delivery. From March 2001 to April 2002, Dr. Theobald was the chief medical officer of Genesis Therapeutics, a subsidiary of Aventis Behring. From May 1996 to May 2002, Dr. Theobald held various senior positions at Aventis Behring and its predecessor companies.

(4)	Mr. Powell joined the Company in September 2004 as Vice President, General Counsel and Secretary. From June 1989 to July 2004, Mr. Powell was associate general counsel for Baxter International Inc., a global healthcare and biotechnology company.

(5)	Mr. Ford joined the Company in August 2004 as Vice President, Business Development and Strategic Planning. From April 2003 to April 2004, Mr. Ford was Vice President, Global Business Development for SkyePharma U.S., Inc., a pharmaceutical company. From March 2002 to April 2003, Mr. Ford was President and a member of the board of directors of SkyePharma Canada Inc., formerly RTP Pharma, Inc.

No family relationships exist between any of our executive officers and our directors. Our executive officers are elected annually by the Board and serve until their successors are duly elected and qualified.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Overview and Philosophy

Our compensation programs are designed to attract and retain high quality and talented executive officers, and to reward individual contribution, loyalty, teamwork and integrity. Our programs are intended to motivate executive officers to attain both short and long-term performance goals with the objective of increasing stockholder value over the long term.

We stress a philosophy that is performance driven. We believe that the performance of our Named Executives (as defined in the Summary Compensation Table on page A-21) should be viewed in the context of general economic conditions, our industry, the competitive landscape and our performance. We also believe that their compensation should not be based on the short-term performance of our stock price because we expect that the price of our stock in the long-term will better reflect our true operating performance, and ultimately, the effectiveness of the management of the Company by our Named Executives.

In determining total compensation, we do not have an exact formula for allocating between cash and non-cash compensation. We try, however, to balance long-term equity and short-term cash compensation by offering reasonable base salaries and opportunities for growth through our stock option and other equity incentive programs. We believe that our total compensation of Named Executives is competitive with comparable positions at companies in our industry and of comparable size.

Our compensation philosophy emphasizing performance permeates total compensation for both executives and non-executives. We believe that the design of executive compensation programs affects all of our employees and, because the performance of every employee is important to our success, we are cognizant of the effect that executive compensation may have on each member of our team.

The Compensation Committee, in accordance with its written charter, oversees all aspects of our director, officer and other executive compensation policies. The Compensation Committee also approves the individual compensation of our executive officers, including the Named Executives. The Compensation Committee reviews and approves annual and long-term performance goals under our incentive compensation plans and oversees the annual review and evaluation of the corporate and individual performance of each Named Executive. In addition, the Compensation Committee meets at least annually with the Chief Executive Officer to review his performance and to discuss his assessment of the performance of the other Named Executives.

In 2007, we retained Towers Perrin, a compensation consultant, to review our compensation levels, policies and procedures and to benchmark both the nature and overall level of compensation paid to our Named Executives and our directors using data drawn from comparable companies in the specialty pharmaceutical sector.

We do not require executives or directors to maintain any specific level of ownership in our stock, and, except as is required under the laws relating to insider trading, we do not restrict executives from hedging the economic risk of owning our shares.

Role of Chief Executive Officer in Compensation Decisions

At the request of the Compensation Committee, our Chief Executive Officer attends all or portions of periodic meetings of the Compensation Committee, but does not attend portions of any meeting in which the Compensation Committee is discussing his compensation or performance. In addition, our Compensation Committee seeks input from our Chief Executive Officer with respect to, among other things:

•	the development of corporate and business performance objectives against which the payment of executive bonuses will be made and his assessment of the extent to which other Named Executives have achieved such objectives; and

•	executive compensation trends among specialty pharmaceutical companies, including the overall blend of salary, bonus and equity compensation within such group and his recommendations pertaining to our executive compensation program.

The Chief Executive Officer submits to the Compensation Committee the goals of the Named Executives to which executive bonuses are linked. These goals are subject to the review and approval of the Compensation Committee. The Chief Executive Officer also conducts periodic discussions with each Named Executive regarding such Named Executive’s progress in relation to established metrics and goals.

Elements of Compensation

Our compensation program is designed to reward each Named Executive based upon a combination of corporate performance and individual performance. Corporate performance is generally evaluated by reviewing the extent to which strategic goals are met, including the achievement of: specified operational and financial goals, such as revenue and net income (loss) targets; specific research, clinical, regulatory, commercial or compliance milestones; and business development and financing initiatives. We generally evaluate individual performance by reviewing the extent to which goals relating to specific, pre-determined individual performance criteria are achieved in each Named Executive’s area of responsibility. Within each Named Executive’s area of responsibility, individual performance goals are aligned with the corporate performance goals discussed above.

Executive compensation generally consists of a combination of:

•	base salary;

•	annual cash bonuses;

•	stock options;

•	other benefits, such as health, dental, disability and life insurance;

•	perquisites such as travel, relocation and temporary living expenses, as necessary; and

•	severance and change-in-control payments.

We do not have any formal or informal policy or target for allocating compensation between long-term and short-term compensation, between cash and non-cash compensation or among the different forms of non-cash compensation. Instead, the Compensation Committee determines subjectively what it believes to be the appropriate level and mix of the various compensation components.

Base Salary.  Base salaries are established for our Named Executives at levels that are intended to reflect the scope of each Named Executive’s responsibilities and relevant background, training and experience. We believe that base salaries, which provide current income to each Named Executive, are a fundamental element of our executive compensation program. When establishing the base salaries of our Named Executives, the Compensation Committee takes into account the seniority of the individual, the functional role of the position, the level of the individual’s responsibility and the base salaries and overall compensation paid to comparable officers in other companies with which we compete for executives. Base salaries are reviewed at least annually by our Compensation Committee, and are adjusted from time to time to ensure that our executive compensation structure remains aligned with our compensation objectives.

Annual Incentive Cash Bonus.  We use annual incentive cash bonuses to motivate our Named Executives to achieve and exceed specified goals in a time frame that is typically one year in duration. The level of bonus pay for any Named Executive is related to each Named Executive’s achievement of specified goals.

The goals of each Named Executive are focused upon the achievement of specific research, clinical, regulatory, commercial, financial, compliance or operational milestones. Goals are proposed as a result of periodic discussions between the Chief Executive Officer and each of the other Named Executives, and are subject to approval by the Compensation Committee. The goals of the Chief Executive Officer are set by the

Compensation Committee on the basis of the recommendation of the Chief Executive Officer and as a result of his detailed discussions with the Compensation Committee.

The goals of individual Named Executives are tailored to specified activities appropriate to their individual roles within our organization. The activities specified are also considered to be conducive to the creation of stockholder value and designed to contribute to our current and future financial success. We believe that optimal stockholder value creation results from appropriately balancing strategic and tactical goals for each Named Executive.

Goals may relate to objective financial metrics, such as the achievement of a specified level of sales, objective non-financial achievements, such as the approval of a product candidate or the allowance of a patent, or to qualitative performance, such as assembling and integrating a new team into our operational structure. Goals are intended to be the result of sustained focused effort on the part of the Named Executive, and it is our expectation that, in normal circumstances, each Named Executive would achieve substantially all of their goals, and may overachieve a subset of those goals. We would not expect to retain any Named Executive who consistently failed to achieve any substantial portion of their goals. In 2006, the range of goal achievement among our Named Executives was approximately 130% to 140%, while in 2007, the goal achievement range was approximately 85% to 140%.

For example, the Chief Executive Officer had nine specific goals in 2007. In judging the degree to which these goals were achieved, the Compensation Committee made qualitative and quantitative assessments of performance to each goal, which assessments were then expressed as a percentage of target achievement. After blending each of these assessments, the Compensation Committee determined that the Chief Executive had achieved 85% of his goals overall, representing an overachievement. This reflected significant overachievement of some goals, such as developing the patent and trademark portfolio. This significant overachievement was balanced against lesser levels of achievement on other goals such as achieving sales targets.

Our Chief Executive Officer and each Named Executive communicate regularly regarding our progress and that of the individual Named Executive in relation to articulated goals. Every effort is made to ensure appropriate focus on the part of each Named Executive, and to ensure that identified goals are tailored to address changes in circumstances during any year. The Chief Executive Officer initially assesses the degree to which each Named Executive achieves goals in any year, and then presents his assessment to the Compensation Committee. The Compensation Committee then reviews and approves the Chief Executive Officer’s recommendation or modifies the recommendation, if necessary.

Annual cash incentive bonus targets are set by the Compensation Committee as a percentage of each Named Executive’s base salary. For the Chief Executive Officer, in 2007, this target percentage was 50% of base salary, and will remain at 50% in 2008. For the other Named Executives in 2007 it was 40% and will also remain at 40% in 2008. Overachievement of goals can result in an annual bonus that exceeds 100% of bonus target, up to a maximum pay out of 140% of bonus target. For example, a Named Executive with a base salary of $200,000 would have a target bonus of $80,000 (i.e., 40% of $200,000). If that Named Executive was assessed to have overachieved his or her goals by 25%, then his or her bonus payout would be $100,000 (i.e., 125% of $80,000), equivalent to 50% of base salary. At the same time, partial achievement of goals can result in an annual bonus that is less than 100% of bonus target. If, for example, the same Named Executive was assessed to have underachieved specified goals by 25%, then his or her bonus payout would be $60,000 (i.e., 75% of $80,000), equivalent to 30% of base salary.

In January and March of 2007, we paid bonuses to our Named Executives (which related to their performances in 2006) representing the following percentages of base salary earned in 2006.

		2007 Bonus	Percentage of 2006
Name	Target Bonus Level (%)	Payments	Base Salary

Colin W. Stewart	50%	$258,246	68.5%
Nancy C. Broadbent	40%	$143,360	56.0%
David F. Pfeiffer	40%	$137,670	52.0%
Klaus Theobald	40%	$139,932	52.0%
Andrew K.W. Powell	40%	$123,786	52.0%

In January and March of 2008, we intend to have paid bonuses to our Named Executives (which related to their performances in 2007) estimated (subject to final audit) to be in the following amounts, representing the following percentages of base salary earned in 2007.

		2008 Bonus	Percentage of 2007
Name	Target Bonus Level (%)	Payments	Base Salary

Colin W. Stewart	50%	$176,248	42.5%
Nancy C. Broadbent	40%	$138,424	52.0%
David F. Pfeiffer	40%	$104,614	38.0%
Klaus Theobald	40%	$133,400	46.0%
Andrew K.W. Powell	40%	$138,700	56.0%

We do not have a policy with respect to adjustment or recovery of compensation if relevant performance measures are later restated or otherwise adjusted.

Stock Options.  We use equity compensation as a component of our overall compensation because we believe that granting competitively sized equity awards, in which each Named Executive realizes value based upon growth in the stock price, allows us to achieve our objectives of promoting sustained and long-term performance, increasing stockholder value and fostering retention of our Named Executives. Furthermore, we believe that equity compensation is a critical component of competitive compensation in the pharmaceutical industry in which we operate.

Executives who join us are awarded initial stock option grants. Additionally, the Compensation Committee approves annual grants of options to the Named Executives and certain other high performing executives based on each individual executive’s level of responsibility and perceived overall contribution to the generation of stockholder value. We do not use a quantitative formula to relate option grants to the degree to which an individual achieved his or her goals for a particular year. Goal achievement and non-goal specific activities are factored into making the assessment of an executive’s overall contribution. We intend that the annual aggregate value of awards (using the Black-Scholes or equivalent valuation methodology) of options to executives will be set near competitive levels for companies represented in the compensation data we review. Typically option grants vest in equal annual installments over a five-year period beginning on the first anniversary of the date of grant.

Each year, the Compensation Committee approves an annual stock option pool, that includes a pool of options for directors, a pool for Named Executives, a pool for specified senior managers and a pool to be allocated among a limited number of high performing non-officer employees from each of our field and home office teams. This pool of stock options is valued according to applicable accounting conventions, and included in the annual budget. The annual budget is then subject to the approval of the Board.

Under the terms of the Merger Agreement, each option to purchase a share of Common Stock, whether under any of the Company’s stock option plans or pursuant to individual award agreements (each, a “Company Option”) outstanding immediately prior to the Effective Time of the Merger (whether or not vested) will be cancelled at the Effective Time and each holder shall be entitled to receive, in full satisfaction of such Company Option, a cash amount equal to the excess, if any, of (i) the Offer Price over (ii) the exercise price payable in respect of such share of Common Stock issuable under such Company Option. Any Company Option with an exercise price equal to or greater than the Offer Price shall be canceled without consideration and be of no further force or effect.

The approximate aggregate dollar values of the outstanding Company Options (based on the excess, if any, of the Offer Price over the exercise price per share of Common Stock subject to such Company Options) issued to the Company’s officers are, respectively: Nancy C. Broadbent, $1,721,002; David F. Pfeiffer, $1,733,935; Andrew K.W. Powell, $944,801; Colin W. Stewart, $3,324,237; Klaus Theobald, $977,218; and J. Gregory Ford, $933,785. The approximate aggregate dollar values of the outstanding Company Options (based on the excess, if any, of the Offer Price over the exercise price per share of Common Stock subject to such Company Options) issued to the Company’s non-employee directors are, respectively: Peter R. Barnett, $534,120; Robert A. Beardsley, $557,610; Robert C. Black, $642,870; James E. Daverman, $726,748; Robert J. Easton, $534,120; George M. Lasezkay, $308,620; and W. James O’Shea, $729,245.

In December 2007, we approved the following stock option grants to the Named Executives, which grants represented the listed percentage of each Named Executive’s total compensation for fiscal 2007:

Name	February 2008 Number of Securities Underlying Options Awarded(1)

Colin W. Stewart	85,000
Nancy C. Broadbent	35,000
David F. Pfeiffer	15,000
Klaus Theobald	35,000
Andrew K.W. Powell	30,000

(1)	In connection with the resolution by the Board to enter into the Merger Agreement we decided not to grant these options at this time.

Timing and Pricing of Option Grants.  The Compensation Committee’s procedure for timing of stock option grants provides assurance that grant timing is not being manipulated to result in a price that is favorable to employees. It is our policy that the annual stock option grant date for all eligible employees, including the Named Executives, is linked to the first Board meeting in each calendar year, which is normally in late February or early March. This date is established well in advance and then confirmed by the Compensation Committee-typically at the Compensation Committee’s meeting in December of the preceding year. The late February or early March grant date timing is driven by the fact that it coincides with our calendar-year-based performance management cycle, allowing us to deliver the equity awards close in time to performance appraisals, which increases the impact of the awards by strengthening the link between pay and performance.

Aside from the annual stock option grant, it is our policy that options will normally be granted:

•	to non-management members of the Board on the date of our annual general meeting in each calendar year; and

•	to new hires on their date of hire.

We have adopted a policy relating to the grant of options that provides that in approving the date of any option grant outside these “normal” dates, our Board must take into account whether the designated date may give rise to any legal or financial reporting obligations, or may otherwise give rise to concerns related to the timing of option grants, and whether such designated date is in our best interests. Since adopting this policy in 2006, we have not made any awards outside the “normal” dates described above.

The Compensation Committee sets the exercise price of all stock options to equal the closing price of our Common Stock on NASDAQ on the date of grant and under no circumstances will the date on which the grant of an option is recorded in our records precede the date on which such option was actually granted.

Benefits and Other Compensation.  We provide our Named Executives with other benefits, reflected in the All Other Compensation column in the Summary Compensation Table, that we believe are reasonable, competitive and consistent with our overall executive compensation program. We believe that these benefits generally allow our executives to optimize the value received from all of the compensation and benefit programs offered. The costs of these benefits constitute only a small percentage of each Named Executive’s total compensation, and include premiums paid on disability and life insurance policies, our contributions to medical insurance coverage and 401(k) matching.

Perquisites.  We do not generally provide significant perquisites or personal benefits to our Named Executives.

Change of Control Payments.  Our Named Executives are party to change of control agreements that specify accelerated vesting of stock options and the payment of certain other amounts upon a change of control.

We provide for these change of control arrangements because we recognize that, as is the case with many publicly held corporations, the possibility of a change in control of the Company exists and such possibility, and the uncertainty and questions which it may raise among our Named Executives, could result in the departure or distraction of Named Executives to the detriment of our stockholders and us. Our Compensation Committee has determined that providing such change of control related benefits reinforces and encourages the continued employment and dedication of our Named Executives without distraction from the possibility of a change in control and related events and circumstances. We believe that such agreements are important to attract and retain the best possible executive talent.

The transactions contemplated by the Merger Agreement will constitute a “change of control” for purposes of these change of control agreements.

Under the change of control agreements, in the event the employment of Ms. Broadbent or any of Messrs. Stewart, Pfeiffer, Theobald or Powell is terminated as a result of an involuntary termination within 24 months of a change of control, each as defined in the agreements, Ms. Broadbent and Messrs. Stewart, Pfeiffer, Theobald and Powell are entitled to receive, among other things, (i) a lump sum payment of two times base salary and two times the average bonus paid (two and a half times base salary and average bonus paid in the case of Mr. Stewart) for the three fiscal years prior to the termination date, as defined in the agreements, (ii) health coverage and benefits for a period of 24 months and (iii) certain outplacement/administrative support for a period of 18 months. In addition, under the change of control agreements, if a change of control occurs while Ms. Broadbent or any of Messrs. Stewart, Pfeiffer, Theobald or Powell is employed by us, regardless of whether their employment relationship with us continues following such change of control, then all stock options granted to these individuals prior to the change of control will become fully vested and exercisable as of the date of the change of control to the extent such stock options are outstanding and unexercisable at the time of such termination.

In addition, each change of control agreement provides for an additional payment if a Named Executive would be subject to an excise tax, interest or penalty based on a payment provided for in the applicable change of control agreement.

For a further description of the foregoing arrangements, see “Potential Payments Upon Termination or Change in Control.”

Tax and Accounting Considerations

It is our policy generally to qualify compensation paid to executive officers for deductibility under section 162(m) of the Internal Revenue Code. Section 162(m) generally prohibits us from deducting the compensation of executive officers that exceeds $1,000,000 unless that compensation is based on the satisfaction of objective performance goals. Our 2005 Equity Incentive Plan is structured to permit awards under such plan to qualify as performance-based compensation and to maximize the tax deductibility of such awards. However, we reserve the discretion to pay compensation to our executive officers that may not be deductible.

We account for equity compensation paid to our employees under the rules of Statement of Financial Accounting Standards No. 123 (revised 2004), Share Based Payment, referred to as SFAS 123(R), that requires us to measure and recognize compensation expense in our consolidated financial statements for all share-based payments based upon an estimate of their fair value over the service period of the award. We record cash compensation as an expense at the time the obligation is accrued. We do not give consideration to the accounting impact of executive compensation when determining the nature or size of awards.

Non-Management Director Compensation

Non-management director compensation is set by the Board at the recommendation of the Compensation Committee. In 2006, the Compensation Committee recommended, and the Board approved, a new compensation and benefit program for non-management directors. In developing its recommendations, the Compensation Committee was guided by the following goals: compensation should fairly pay directors for work required in a company of our size and scope; compensation should align directors’ interests with the long-term interest of stockholders; and the structure of the compensation should be simple, transparent and easy for stockholders to understand. At that time, the Board determined that each non-management director would receive an annual retainer, a fee for each regularly scheduled board meeting attended in person, an annual fee for each committee on which the non-management director served and a fee for each committee the non-management director chaired. In April 2007, the Board reexamined and approved a similar compensation and benefit program for non-management directors, adding a fee for each committee meeting attended. The Board also approved reimbursement to directors for reasonable and necessary expenses incurred in connection with attendance at meetings of the Board and other Company business.

Upon appointment, each new non-management director is granted an option to purchase shares of Common Stock. Upon re-election at our annual meetings of stockholders, each non-management director is also granted an option to purchase shares of Common Stock. The number of options which a non-management director has the right to exercise each year may be reduced proportionately based on such non-management director’s attendance at meetings of the Board if the non-management director fails to attend at least 75% of the meetings of the Board held in any calendar year.

For a further description of the compensation paid to non-management directors for 2007 and to be paid in 2008, see “Director Compensation.”

SUMMARY COMPENSATION TABLE

The following table sets forth information regarding compensation earned by our Chief Executive Officer, our Chief Financial Officer and each of our three other most highly compensated executive officers during our fiscal years ended December 31, 2007 and December 31, 2006. We refer to these executive officers as our “Named Executives” elsewhere in this Information Statement.

				Non-Equity
				Incentive Plan	All Other
		Salary	Option	Compensation	Compensation		Total
Name and Principal Position	Year	($)	Awards(1)($)	(2)($)	($)		($)

Colin W. Stewart	2007	414,700	337,834	176,248	3,910	(3)	932,692
President, Chief	2006	377,000	894,358	258,246	3,844	(4)	1,533,448
Executive Officer and
Director
Nancy C. Broadbent	2007	266,200	195,277	138,424	10,709	(5)	610,610
Senior Vice President,	2006	255,300	162,871	143,360	8,550	(6)	570,081
Chief Financial Officer and Treasurer
David F. Pfeiffer	2007	275,300	177,125	104,614	10,709	(7)	567,748
Senior Vice President,	2006	264,750	146,359	137,670	8,550	(8)	557,329
Sales and Marketing
Klaus Theobald	2007	290,000	279,633	133,400	3,910	(9)	706,943
Senior Vice President	2006	269,100	189,665	139,932	3,844	(10)	602,541
and Chief Medical Officer
Andrew K.W. Powell	2007	247,500	153,530	138,700	3,910	(11)	543,640
Vice President,	2006	238,050	106,800	123,786	3,844	(12)	477,480
General Counsel and
Secretary

(1)	Valuation based on the dollar amount recognized for financial statement reporting purposes pursuant to SFAS No. 123(R) with respect to fiscal 2007 and 2006, except that such amounts do not reflect an estimate of forfeitures related to service-based vesting conditions. With respect to the Named Executives, the amounts reported for fiscal 2007 and 2006 reflect additional expense resulting from the requirements of the SEC to report option grants made prior to such dates using the modified prospective transition method pursuant to SFAS 123(R). The individual awards reflected in the summary compensation table are summarized below.

(2)	2007 bonuses to Named Executives are estimated, subject to final audit.

				2006 Expense		2007 Expense
		Number of	Number of	Recognized		Recognized
	Grant	Shares Subject	Shares Vested	under	Number of Shares	under
Name	Date	to Options	in 2006	SFAS No. 123(R)($)	Vested in 2007	SFAS No. 123(R)($)

Colin W. Stewart	12/8/2003	300,000	94,161	722,212	60,000	—
	3/10/2005	70,900	14,172	55,495	14,180	55,485
	2/9/2006	85,000	15,142	116,651	17,000	141,875
	2/26/2007	85,000	—	—	—	140,474
Nancy C. Broadbent	1/25/2002	30,000	514	3,142	—	—
	1/24/2003	24,000	5,826	43,622	6,000	1,225
	1/29/2004	26,000	4,257	32,658	6,500	21,407
	3/10/2005	26,300	7,008	27,442	5,260	16,245
	2/9/2006	40,000	7,270	56,007	8,000	91,284
	2/26/2007	35,000	—	—	—	68,216
David F. Pfeiffer	1/25/2002	40,000	171	1,045	—	—
	1/24/2003	24,000	5,912	44,266	6,000	984
	1/29/2004	26,000	4,257	32,658	6,500	21,407
	3/10/2005	24,400	6,501	25,457	4,880	15,072
	2/9/2006	30,000	5,573	42,933	6,000	71,207
	2/26/2007	35,000	—	—	—	68,216
Klaus Theobald	1/21/2004	80,000	16,000	125,504	16,000	125,497
	3/10/2005	22,600	5,421	21,228	4,520	21,218
	2/9/2006	30,000	5,573	42,933	6,000	64,702
	2/26/2007	35,000	—	—	—	68,216
Andrew K.W. Powell	9/23/2004	70,000	14,000	68,027	14,000	68,002
	3/10/2005	5,700	1,139	4,460	1,140	4,461
	2/9/2006	25,000	4,454	34,313	5,000	38,519
	2/26/2007	25,000	—	—	—	42,548

(3)	Amount consists of $2,700 in Company 401(k) matching contribution and disability insurance premiums of $1,210 paid on Mr. Stewart’s behalf.

(4)	Amount consists of $2,640 in Company 401(k) matching contribution and disability insurance premiums of $1,204 paid on Mr. Stewart’s behalf.

(5)	Amount consists of $2,700 in Company 401(k) matching contribution, medical insurance premiums of $6,799 and disability insurance premiums of $1,210 paid on Ms. Broadbent’s behalf.

(6)	Amount consists of $2,640 in Company 401(k) matching contribution, medical insurance premiums of $4,706 and disability insurance premiums of $1,204 paid on Ms. Broadbent’s behalf.

(7)	Amount consists of $2,700 in Company 401(k) matching contribution, medical insurance premiums of $6,799 and disability insurance premiums of $1,210 paid on Mr. Pfeiffer’s behalf.

(8)	Amount consists of $2,640 in Company 401(k) matching contribution, medical insurance premiums of $4,706 and disability insurance premiums of $1,204 paid on Mr. Pfeiffer’s behalf.

(9)	Amount consists of $2,700 in Company 401(k) matching contribution and disability insurance premiums of $1,210 paid on Mr. Theobald’s behalf.

(10)	Amount consists of $2,640 in Company 401(k) matching contribution and disability insurance premiums of $1,204 paid on Mr. Theobald’s behalf.

(11)	Amount consists of $2,700 in Company 401(k) matching contribution and disability insurance premiums of $1,210 paid on Mr. Powell’s behalf.

(12)	Amount consists of $2,640 in Company 401(k) matching contribution and disability insurance premiums of $1,204 paid on Mr. Powell’s behalf.

GRANTS OF PLAN-BASED AWARDS

The following table sets forth information regarding grants of awards made to our Named Executives during the fiscal year ended December 31, 2007:

		All Other Option
		Awards: Number of
		Securities
		Underlying	Exercise or Base	Grant Date Fair
		Options(1)	Price of Option	Value of Option
Name	Grant Date	(#)	Awards ($/Sh)	Awards ($)(2)

Colin W. Stewart	2/26/2007	85,000	14.28	769,038
Nancy C. Broadbent	2/26/2007	35,000	14.28	316,663
David F. Pfeiffer	2/26/2007	35,000	14.28	316,663
Klaus Theobald	2/26/2007	35,000	14.28	316,663
Andrew K.W. Powell	2/26/2007	25,000	14.28	226,188

(1)	The shares of Common Stock underlying such options vest in five equal annual installments commencing on the first anniversary of the date of grant.

(2)	Amounts represent the total grant date fair value of stock options granted under SFAS No. 123(R). The assumptions used by us with respect to the valuation of option grants are more fully explained in the Notes to our consolidated financial statements.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth information regarding outstanding stock option awards held by our Named Executives at the end of the fiscal year ended December 31, 2007:

			Number of Securities
	Number of Securities		Underlying
	Underlying Unexercised		Unexercised Options	Option Exercise
	Options (#)		(#)	Price	Option Expiration
Name	Exercisable		Unexercisable	($)	Date

Colin W. Stewart	240,000	(1)	60,000	10.25	12/8/2013
	28,360	(2)	42,540	5.67	3/10/2015
	17,000	(3)	68,000	11.34	2/9/2016
	—	(4)	85,000	14.28	2/26/2017
Nancy C. Broadbent	16,667		—	6.25	2/12/2008
	25,000		—	10.06	1/15/2009
	25,000		—	18.063	2/16/2010
	35,000		—	5.188	2/27/2011
	30,000		—	7.97	1/25/2012
	24,000		—	10.16	1/24/2013
	19,500	(5)	6,500	10.23	1/29/2014
	10,520	(6)	15,780	5.67	3/10/2015
	8,000	(7)	32,000	11.34	2/9/2016
	—	(8)	35,000	14.28	2/26/2017

			Number of Securities
	Number of Securities		Underlying
	Underlying Unexercised		Unexercised Options	Option Exercise
	Options (#)		(#)	Price	Option Expiration
Name	Exercisable		Unexercisable	($)	Date

David F. Pfeiffer	20,000		—	6.25	2/12/2008
	25,000		—	10.06	1/15/2009
	50,000		—	18.63	2/16/2010
	35,000		—	5.188	2/27/2011
	40,000		—	7.97	1/25/2012
	24,000		—	10.16	1/24/2013
	19,500	(9)	6,500	10.23	1/29/2014
	9,760	(10)	14,640	5.67	3/10/2015
	6,000	(11)	24,000	11.34	2/9/2016
	—	(12)	35,000	14.28	2/26/2017
Klaus Theobald	48,000	(13)	32,000	10.46	1/21/2014
	9,040	(14)	13,560	5.67	3/10/2015
	6,000	(15)	24,000	11.34	2/9/2016
	—	(16)	35,000	14.28	2/26/2017
Andrew K.W. Powell	42,000	(17)	28,000	6.70	9/23/2014
	2,280	(18)	3,420	5.67	3/10/2015
	5,000	(19)	20,000	11.34	2/9/2016
	—	(20)	25,000	14.28	2/26/2017

(1)	The shares of Common Stock underlying this option vest in five equal annual installments beginning December 8, 2004. In certain circumstances, if the closing price of our common stock exceeds a pre-determined share price for a certain number of consecutive days, a portion of such options will vest.

(2)	The shares of Common Stock underlying this option vest in five equal annual installments beginning March 10, 2006.

(3)	The shares of Common Stock underlying this option vest in five equal annual installments beginning February 9, 2007.

(4)	The shares of Common Stock underlying this option vest in five equal annual installments beginning February 26, 2008.

(5)	The shares of Common Stock underlying this option vest in four equal annual installments beginning January 29, 2005.

(6)	The shares of Common Stock underlying this option vest in five equal annual installments beginning March 10, 2006.

(7)	The shares of Common Stock underlying this option vest in five equal annual installments beginning on February 9, 2007.

(8)	The shares of Common Stock underlying this option vest in five equal annual installments beginning February 26, 2008.

(9)	The shares of Common Stock underlying this option vest in four equal annual installments beginning January 29, 2005.

(10)	The shares of Common Stock underlying this option vest in five equal annual installments beginning March 10, 2006.

(11)	The shares of Common Stock underlying this option vest in five equal annual installments beginning February 9, 2007.

(12)	The shares of Common Stock underlying this option vest in five equal annual installments beginning February 26, 2008.

(13)	The shares of Common Stock underlying this option vest in five equal annual installments beginning January 21, 2005.

(14)	The shares of Common Stock underlying this option vest in five equal annual installments beginning March 10, 2006.

(15)	The shares of Common Stock underlying this option vest in five equal annual installments beginning February 9, 2007.

(16)	The shares of Common Stock underlying this option vest in five equal annual installments beginning February 26, 2008.

(17)	The shares of Common Stock underlying this option vest in five equal annual installments beginning September 23, 2005.

(18)	The shares of Common Stock underlying this option vest in five equal annual installments beginning March 10, 2006.

(19)	The shares of Common Stock underlying this option vest in five equal annual installments beginning February 9, 2007.

(20)	The shares of Common Stock underlying this option vest in five equal annual installments beginning February 26, 2008.

OPTION EXERCISES AND STOCK VESTED

The following table sets forth information regarding stock options exercised by our Named Executives during the fiscal year ended December 31, 2007.

Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise(1)($)

Colin W. Stewart	—	—
Nancy C. Broadbent	8,333	58,331
David F. Pfeiffer	60,000	111,456
Klaus Theobald	—	—
Andrew K.W. Powell	—	—

(1)	The aggregate dollar amount realized upon the exercise of an option represents the difference between the aggregate market price of the shares of our Common Stock underlying that option on the date of exercise and the aggregate exercise price of the option.

Employment, Severance and Change of Control Arrangements

We do not have formal employment agreements with any of our Named Executives. The employment of each Named Executive with us is on an at-will basis. Other than the change of control agreements discussed below, none of our Named Executives is currently party to a change in control or severance agreement with us. Our Board has the discretion to modify the compensation of each Named Executive.

As a condition to their employment, each Named Executive entered into a non-solicitation, invention assignment and non-disclosure agreement. Under these agreements, each Named Executive has agreed (i) not to solicit our employees during their employment and for a period of 24 months after the termination of their employment and (ii) to protect our confidential and proprietary information and to assign intellectual property developed during the course of their employment to us.

In addition, each of Ms. Broadbent and Mr. Pfeiffer have agreed that during the term of their employment and for a period of two years thereafter, they will not directly or indirectly provide services to or for any business engaged in research regarding the development, manufacture, testing, marketing or sale of collagenase inhibiting drugs for application in periodontal disease or any other application which, during the period of their employment with us, is either marketed or in advanced clinical development by us.

We have executed indemnification agreements with each of our Named Executives pursuant to which we have agreed to indemnify such parties to the full extent permitted by law, subject to certain exceptions, if any such party becomes subject to an action because such party is our officer, employee, agent or fiduciary.

On October 16, 2006, we entered into change of control agreements with Ms. Broadbent and Messrs. Stewart, Pfeiffer, Theobald and Powell.

Under the change of control agreements, in the event the employment of Ms. Broadbent or any of Messrs. Stewart, Pfeiffer, Theobald or Powell is terminated as a result of an involuntary termination within 24 months of a change of control, each as defined in the agreements, Ms. Broadbent and Messrs. Stewart, Pfeiffer, Theobald and Powell are entitled to receive, among other things, (i) a lump sum payment of two times base salary and two times the average bonus paid (two and a half times base salary and average bonus paid, in the case of Mr. Stewart) for the three fiscal years prior to the termination date, as defined in the agreements, (ii) health coverage and benefits for a period of 24 months and (iii) certain outplacement/administrative support for a period of 18 months. In addition, under the change of control agreements, if a change of control occurs while Ms. Broadbent or any of Messrs. Stewart, Pfeiffer, Theobald or Powell is employed by us, regardless of whether their employment relationship with us continues following such change of control, then all stock options granted to these individuals prior to the change of control will become fully vested and exercisable as of the date of the change of control to the extent such stock options are outstanding and unexercisable at the time of such termination.

The transactions contemplated by the Merger Agreement will constitute a “change of control” for purposes of these change of control agreements.

In addition, each of the change of control agreements provides for an additional payment if a Named Executive would be subject to an excise tax, interest or penalty based on a payment provided for in the applicable change of control agreement.

Potential Payments Upon Termination or Change in Control

The following table describes the potential payments and benefits upon an involuntary termination within 24 months of a change of control, for each of the following Named Executives as if their employment was terminated as of December 31, 2007:

	Estimated Total	Estimated Total	Outplacement
	Value of Cash	Value of Benefits	and	Estimated Total	Total
	Payment (Salary	Coverage	Administrative	Value of Equity	Termination
Name	and Bonus)	Continuation(1)	Support(2)	Acceleration(3)	Benefits

Colin W. Stewart	$1,638,982	$30,000	$20,000	$275,092	$1,964,074
Nancy C. Broadbent	$831,158	$30,000	$15,000	$357,133	$1,233,291
David F. Pfeiffer	$809,864	$30,000	$15,000	$376,560	$1,231,424
Klaus Theobald	$906,888	$30,000	$15,000	$87,688	$1,039,576
Andrew K.W. Powell	$773,071	$30,000	$15,000	$221,616	$1,039,687

(1)	Consists of medical, dental, vision, life and disability insurance coverage. The value is based upon the type of insurance coverage we carried for each Named Executive as of December 31, 2007 and is valued at the premiums in effect on December 31, 2007.

(2)	Assumes outplacement/administrative support for a period of 18 months plus reimbursement of up to $5,000 of out-of-pocket expenses incurred by each Named Executive.

(3)	Assumes the exercise and sale of all in-the-money outstanding options held by each Named Executive on December 31, 2007, on which the closing price of our Common Stock on NASDAQ was $9.55.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee currently consists of, and during 2007 consisted of, W. James O’Shea, who serves as Chairman, Robert C. Black and Robert J. Easton. There are no, and during 2007 there were no, Compensation Committee interlocks.

As of February 25, 2008, Mr. Easton, in his individual capacity, held 45,859 shares of our Common Stock. Such shares of Common Stock include those shares of Common Stock that were previously issued by us upon conversion of our Series A preferred stock, Series B preferred stock and Series C preferred stock previously held by Mr. Easton. As of February 25, 2008, Mr. Easton also held 2,000 shares of our Series D-1 Preferred Stock that were convertible into 23,529 shares of our Common Stock as of such date. On February 25, 2008, Mr. Easton entered into the Preferred Stockholder Agreement, pursuant to which Mr. Easton has agreed to, among other things, sell his shares of Series D-1 Preferred Stock to Purchaser concurrently with the closing of the Offer.

In September 1995, we entered into a registration rights agreement with each of the then holders of our Series A, Series B and Series C redeemable preferred stock pursuant to which we have granted certain registration rights to such stockholders. Pursuant to such registration rights agreement, at any time beginning six months after June 20, 1996, the effective date of our initial public offering, the holders of at least a majority of the Common Stock issued upon the conversion of the Series A, Series B and Series C redeemable preferred stock, referred to collectively as the Registrable Securities, have the right, subject to certain restrictions set forth in the registration rights agreement, to require that we register the Registrable Securities requested by such holders at our expense (on no more than two occasions) on either a Form S-1, Form S-2 or Form S-3 Registration Statement under the Securities Act of 1933, as amended (the “Securities Act”). We are not, however, required to register any Registrable Securities unless such shares represent at least 10% of our outstanding shares of Common Stock, or, if less than 10%, if the anticipated aggregate offering price exceeds $1,000,000.

The holders of Registrable Securities also have the right to an unlimited number of registrations on Form S-3 under the Securities Act. We are not, however, required to effect such a registration unless the requesting holders reasonably anticipate having an aggregate disposition price of at least $500,000.

Also in September 1995, we granted to the then holders of Series A, Series B and Series C redeemable preferred stock certain rights to participate in certain future offerings undertaken by us. Such rights to participate require that, with certain exceptions including, but not limited to, an underwritten public offering, any time we propose to issue, sell or exchange, or reserve therefor, any securities, we must first offer to sell to each of the pre-conversion holders of Series A, Series B and Series C redeemable preferred stock their respective pro rata share of such securities at a price and on terms identical to the price and terms of the securities proposed to be issued, sold or exchanged in the applicable offering.

In May 1999, we entered into a Stockholder and Registration Rights Agreement with each of the holders of our Series D preferred stock (the “Series D Holders”), pursuant to which, among other things, we registered on a Registration Statements on Form S-3 all of the shares of our Common Stock underlying the shares of Series D preferred stock and all of the shares of Common Stock issued as dividends on the Series D preferred stock to the holders thereof.

On December 15, 2005, we executed a Restructuring and Exchange Agreement (the “Restructuring Agreement”), with each of the Series D Holders pursuant to which the Series D Holders agreed to effect an exchange whereby we exchanged all 200,000 outstanding shares of Series D preferred stock for 200,000 shares of Series D-1 Preferred Stock. We subsequently registered all of the shares of Common Stock underlying the shares of Series D-1 Preferred Stock on a Registration Statement on Form S-3.

The holders of at least a majority of the Series D-1 Preferred Stock also have the right, subject to certain restrictions, to require us to register the shares of Common Stock underlying their Series D-1 Preferred Stock on a Registration Statement on Form S-1 at our expense (on no more than two occasions). Also, pursuant to the Stockholder and Registration Rights Agreement, if we propose to register any of our securities under the Securities Act for sale to the public, the holders of the Series D-1 Preferred Stock have certain piggyback registration rights with respect to the shares of Common Stock underlying their Series D-1 Preferred Stock at our expense, subject to certain restrictions. In addition, if we grant registration rights to the holders of any of our securities that are more favorable than the registration rights granted under the Stockholder and Registration Rights Agreement, then the holders of the Series D-1 Preferred Stock shall be deemed to have been granted such superior registration rights as well with respect to the shares of Common Stock underlying their Series D-1 Preferred Stock. Also pursuant to the terms of the Stockholder and Registration Rights

Agreement, the holders of Series D-1 Preferred Stock have certain rights of first refusal with respect to certain stock issuances by us.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with the Company’s management. Based on this review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Information Statement.

By the Compensation Committee of the Board of
Directors of CollaGenex Pharmaceuticals, Inc.:

W. James O’Shea, Chairman
Robert C. Black, Member
Robert J. Easton, Member

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

There were, as of January 14, 2008, approximately 83 holders of record and approximately 2,865 beneficial holders of our Common Stock. The following table sets forth certain information, as of the dates noted in the footnotes thereto, with respect to holdings of our Common Stock by (i) each person known by us to be the beneficial owner of more than 5% of the total number of shares of the Common Stock outstanding as of such date, based on currently available Schedules 13D and 13G filed with the SEC, (ii) each of our directors (which includes all nominees) and Named Executives, and (iii) all directors and executive officers as a group.

	Amount
	and Nature
	of Beneficial		Percent
Name and Address of Beneficial Owner(1)	Ownership(1)		of Class(2)

(i) Certain Beneficial Owners:
Columbia Wanger Asset Management, L.P. 227 West Monroe Street Suite 3000 Chicago, IL 60606	1,820,000	(3)	8.5%
Palo Alto Investors, LLC Palo Alto Investors William Leland Edwards Palo Alto Healthcare Master Fund, L.P. 470 University Avenue Palo Alto, CA 94301	1,758,187	(4)	8.2%
Deerfield Capital, L.P. Deerfield Partners, L.P. Deerfield Special Situations Fund, L.P. Deerfield Management Company, L.P. Deerfield International Limited Deerfield Special Situations Fund International Limited James E. Flynn 780 Third Avenue, 37th Floor New York, New York 10017	1,500,449	(5)	7.0%
Morgan Stanley 1585 Broadway New York, New York 10036	1,369,224	(6)	6.4%
Zesiger Capital Group LLC 320 Park Avenue, 30th Floor New York, New York 10022	1,079,250	(7)	5.0%
(ii) Directors (which includes all nominees) and Named Executives:
Colin W. Stewart	353,540	(8)	1.6%
Nancy C. Broadbent	330,842	(9)	1.5%
David F. Pfeiffer	245,140	(10)	1.1%
Peter R. Barnett, D.M.D.	55,056	(11)	*
Robert Black	65,356	(12)	*
James E. Daverman	122,477	(13)	*
Robert J. Easton	70,356	(14)	*
Robert A. Beardsley, Ph.D.	24,100	(15)	*
W. James O’Shea	97,856	(16)	*

	Amount
	and Nature
	of Beneficial		Percent
Name and Address of Beneficial Owner(1)	Ownership(1)		of Class(2)

George Lasezkay, Pharm.D., J.D.	13,000	(17)	*
Klaus Theobald	170,250	(18)	*
Andrew K.W. Powell	129,550	(19)	*
James Gregory Ford	52,042	(20)	*
(iii) All Directors and executive officers as a group (13 persons)	1,729,565	(21)	8.0%

*	Less than 1%

(1)	Except as set forth in the footnotes to this table and subject to applicable community property law, the persons and entities named in the table have sole voting and investment power with respect to all shares.

(2)	Applicable percentage of ownership for each holder is based on 21,487,002 shares of Common Stock outstanding on January 31, 2008, plus any common stock equivalents and presently exercisable stock options or warrants held by each such holder, and options or warrants held by each such holder which will become exercisable within sixty days after January 31, 2008.

(3)	Information is based on a Schedule 13G/A (Amendment No. 1) dated January 24, 2008, as filed with the SEC. Columbia Wanger Asset Management, L.P. reports that it beneficially owns 1,820,000 shares of Common Stock. Columbia Wanger Asset Management, L.P. reports that it has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 1,820,000 shares of Common Stock. The shares reported by Columbia Wanger Asset Management, L.P. include the shares held by Columbia Acorn Trust, a Massachusetts business trust that is advised by the reporting person.

(4)	Information is based on a Schedule 13G/A (Amendment No. 1) dated February 13, 2008, as filed with the SEC. Each of Palo Alto Investors, LLC, Palo Alto Investors, and William Leland Edwards reports beneficial ownership and shared voting and dispositive power with respect to the 1,758,187 shares of Common Stock. Palo Alto Healthcare Master Fund, L.P. reports beneficial ownership and shared voting and dispositive power with respect to 1,342,331 shares of Common Stock. Palo Alto Healthcare Master Fund, L.P. reports a principal business address of c/o Citco Funds Services (Bermuda) Limited, Washington Mall West, 2nd Floor, 7 Reid Street, Hamilton HM 11.

(5)	Information is based on a Schedule 13G/A (Amendment No. 2) dated February 14, 2008, as filed with the SEC. Deerfield Capital, L.P. reports that it beneficially owns 573,373 shares of Common Stock. Deerfield Capital, L.P. has shared power to vote or direct the vote and shared power to dispose or vote the disposition of 573,373 shares of Common Stock. Deerfield Partners, L.P. reports that it beneficially owns 295,669 shares of Common Stock. Deerfield Partners, L.P. has shared power to vote or direct the vote and shared power to dispose or vote the disposition of 295,669 shares of Common Stock. Deerfield Special Situations Fund, L.P. reports that it beneficially owns 237,665 shares of Common Stock. Deerfield Special Situations Fund, L.P. has shared power to vote or direct the vote and shared power to dispose or vote the disposition of 237,665 shares of Common Stock. Deerfield Management Company, L.P. reports that it beneficially owns 967,115 shares of Common Stock. Deerfield Management Company, L.P. has shared power to vote or direct the vote and shared power to dispose or vote the disposition of 967,115 shares of Common Stock. Deerfield International Limited reports that it beneficially owns 537,189 shares of Common Stock. Deerfield International Limited has shared power to vote or direct the vote and shared power to dispose or vote the disposition of 537,189 shares of Common Stock. Deerfield Special Situations Fund International Limited reports that it beneficially owns 429,926 shares of Common Stock. Deerfield Special Situations Fund International Limited has shared power to vote or direct the vote and shared power to dispose or vote the disposition of 429,926 shares of Common Stock. James E. Flynn beneficially owns 1,500,449 shares of common stock. Mr. Flynn reports that he has shared power to vote or direct the vote and shared power to dispose or vote the disposition of 1,500,449 shares of Common Stock.

(6)	Information is based on a Schedule 13G dated February 14, 2008, as filed with the SEC. Morgan Stanley reports that it beneficially owns 1,369,224 shares of Common Stock. Morgan Stanley reports that it has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 1,369,224 shares of Common Stock.

(7)	Information is based on a Schedule 13G/A (Amendment No. 10) dated February 12, 2007 as filed with the SEC. Zesiger Capital Group LLC, in its capacity as investment adviser, may be deemed to beneficially own 1,079,250 shares of Common Stock, which shares are held of record by clients of Zesiger Capital Group LLC. Zesiger Capital Group LLC reports that it has sole power to vote or direct the vote of 1,039,800 shares of Common Stock and sole power to dispose or direct the disposition of 1,079,250 shares of Common Stock.

(8)	Includes 333,540 shares of Common Stock underlying options that are or may be exercisable as of January 31, 2008, or sixty days after such date.

(9)	Includes 266,300 shares of Common Stock underlying options that are or may be exercisable as of January 31, 2008, or sixty days after such date. Also includes 2,000 shares of Common Stock held in the name of Ms. Broadbent’s spouse and 1,000 shares of Common Stock held in the name of Ms. Broadbent’s parent, who resides with Ms. Broadbent.

(10)	Includes 233,640 shares of Common Stock underlying options that are or may be exercisable as of January 31, 2008, or 60 days after such date.

(11)	Includes 40,356 shares of Common Stock underlying options that are or may be exercisable as of January 31, 2008 or 60 days after such date. Also includes 3,900 shares of Common Stock held in the name of the TT Clay Barnett Family Trust, of which Mr. Barnett is co-trustee.

(12)	Consists of 65,356 shares of Common Stock underlying options that are or may be exercisable as of January 31, 2008, or 60 days after such date.

(13)	Includes 45,477 shares of Common Stock underlying options that are or may be exercisable as of January 31, 2008, or 60 days after such date.

(14)	Consists of (a) 70,356 shares of Common Stock underlying options that are or may be exercisable as of January 31, 2008 or 60 days after such date, (b) 23,529 shares of Common Stock issuable upon the conversion of 2,000 shares of the Series D-1 Preferred Stock held by Mr. Easton, (c) 41,409 shares of Common Stock, including 214 shares of common stock issued in payment of dividends on such Series D-1 Preferred Stock and (d) 4,450 shares of Common Stock held as trustee for the Rachel Easton Charitable Trust. On February 25, 2008, Mr. Easton entered into the Preferred Stockholder Agreement, pursuant to which Mr. Easton has agreed to, among other things, sell his shares of Series D-1 Preferred Stock to Purchaser concurrently with the closing of the Offer.

(15)	Consists of 100 shares of Common Stock Dr. Beardsley indirectly owns through a 401(k) plan and 24,000 shares of Common Stock underlying options that are or may be exercisable as of January 31, 2008 or 60 days after such date.

(16)	Consists of 97,856 shares of Common Stock underlying options that are or may be exercisable as of January 31, 2008, or 60 days after such date.

(17)	Consists of 13,000 shares of Common Stock underlying options that are or may be exercisable as of January 31, 2008, or 60 days after such date.

(18)	Includes 167,600 shares of Common Stock underlying options that are or may be exercisable as of January 31, 2008, or 60 days after such date.

(19)	Includes 700 shares held by the Uniform Trust for Minors Account for Mr. Powell’s daughter and 950 shares held by the Uniform Trust for Minors Account for Mr. Powell’s son, and 125,700 shares of Common Stock underlying options which are or may be exercisable as of January 31, 2008, or 60 days after such date.

(20)	Includes 45,542 shares of Common Stock underlying options that are or may be exercisable as of January 31, 2008, or 60 days after such date.

(21)	See Notes 8 through 20.

Series D-1 Preferred Stock

There were, as of March 7, 2008, eight holders of record of our Series D-1 Preferred Stock. The following table sets forth certain information, as of February 22, 2008, with respect to the beneficial ownership of our Series D-1 Preferred Stock by (i) each person known by us to be the beneficial owner of more than 5% of the total number of shares of Series D-1 Preferred Stock outstanding as of such date, (ii) each of our directors (which includes all nominees) and Named Executives who beneficially own shares of Series D-1 Preferred Stock and (iii) all directors and executive officers as a group.

	Amount
	and Nature
	of Beneficial		Percent
Name and Address of Beneficial Owner(1)	Ownership(1)		of Class(2)

(i) Certain Beneficial Owners:
OCM Principal Opportunities Fund, L.P.	177,000	(3)	88.5%
Richard A. Horstmann	10,000	(4)	5.0%
(ii) Directors (which includes all nominees) and Named Executives:
Robert J. Easton	2,000	(5)	1.0%
(iii) All directors and executive officers as a group (13 persons)	2,000	(5)	1.0%

(1)	Except as set forth in the footnotes to this table and subject to applicable community property law, the persons and entities named in the table have sole voting and investment power with respect to all shares.

(2)	Applicable percentage of ownership is based on 200,000 shares of Series D-1 Preferred Stock outstanding on March 7, 2008.

(3)	Such shares of Series D-1 Preferred Stock are convertible into 177,000 shares of Common Stock. On February 25, 2008, OCM Principal Opportunities Fund, L.P. entered into the Preferred Stockholder Agreement, pursuant to which it has agreed to, among other things, sell its shares of Series D-1 Preferred Stock to Purchaser concurrently with the closing of the Offer.

(4)	Such shares of Series D-1 Preferred Stock are convertible into 10,000 shares of Common Stock. On February 25, 2008, Mr. Horstmann entered into the Preferred Stockholder Agreement, pursuant to which Mr. Horstmann has agreed to, among other things, sell his shares of Series D-1 Preferred Stock to Purchaser concurrently with the closing of the Offer.

(5)	Such shares of Series D-1 Preferred Stock are convertible into 2,000 shares of Common Stock. On February 25, 2008, Mr. Easton entered into the Preferred Stockholder Agreement, pursuant to which Mr. Easton has agreed to, among other things, sell his shares of Series D-1 Preferred Stock to Purchaser concurrently with the closing of the Offer.

Equity Compensation Plan Information

The following table provides information about the securities authorized for issuance under our equity compensation plans as of December 31, 2007:

Number of
Securities
Remaining Available
	Number of		for Future Issuance
	Securities to be		Under Equity
	Issued Upon	Weighted-Average	Compensation Plans
	Exercise of	Exercise Price of	(Excluding
	Outstanding	Outstanding	Securities
	Options, Warrants	Options, Warrants	Reflected in Column
	and Rights	and Rights	(a))
Plan Category	(a)	(b)	(c)

(i) Equity compensation plans approved by security holders Option Plans(1):	2,874,645	$10.76	405,410
(ii) Equity compensation plans not approved by security holders(2):	795,500	$8.21	0

Total	3,670,145	$10.21	405,410

(1)	Includes information regarding the following stockholder-approved equity compensation plans: (i) 1992 Stock Option Plan, as amended; (ii) 1996 Stock Option Plan, as amended; (iii) 1996 Non-Employee Director Stock Option Plan, as amended; and (iv) 2005 Equity Incentive Plan.

(2)	The following describes the material features of our equity compensation plans that have not been approved by our security holders, as set forth in the above table:

On March 12, 2001, we consummated a private equity offering of 1,500,000 shares of Common Stock for an aggregate purchase price of $7.5 million. The investors in such financing were issued warrants to purchase an aggregate of 400,000 shares of our Common Stock, which were exercisable for up to three years from the date of such financing at an exercise price per share of $6.00. We also issued to our financial advisor in such financing warrants to purchase an aggregate of 150,000 shares of our Common Stock, which were exercisable for up to three years from the date of such financing at an exercise price per share of $5.70. As of December 31, 2004, all such warrants were exercised in full.

On February 14, 2002, we entered into an equity line arrangement under the terms of a Common Stock Purchase Agreement with Kingsbridge Capital Limited (“Kingsbridge”). The equity line provided for the sale of up to $8.5 million in registered shares of our Common Stock to Kingsbridge. The equity line terminated pursuant to its terms on February 13, 2003, and prior to such termination, we had drawn down and issued an aggregate of approximately $1,300,000 in registered shares of Common Stock under such equity line arrangement. In connection with the consummation of the equity line and pursuant to the terms of a warrant agreement executed by us, we issued Kingsbridge a warrant to purchase 40,000 shares of our Common Stock at an exercise price of $9.38 per share. Such warrant was exercised in full on June 28, 2007. We have registered the shares of our Common Stock that may be issued by us upon any exercise of the warrant by Kingsbridge under a registration statement on Form S-3.

On January 15, 1999 and February 27, 2001, we granted options to Brian M. Gallagher, Ph.D., our former President and Chief Executive Officer, to purchase 75,000 and 100,000 shares of our Common Stock, respectively, at respective per share exercise prices of $10.063 and $5.1875. Pursuant to the terms of the Transition Agreement and Release we executed with Dr. Gallagher (i) the vesting period of the options granted on January 15, 1999 was accelerated such that they are fully vested and shall remain exercisable until January 14, 2009, and (ii) the vesting period of the options granted on February 27, 2001 was accelerated such that they are fully vested and shall remain exercisable until February 26, 2011. Dr. Gallagher exercised options to purchase 75,000 shares of our Common Stock in 2004.

On January 15, 1999 and February 27, 2001, we granted options to Robert A. Ashley, our former Senior Vice President of Commercial Development, to purchase 35,000 and 80,000 shares of our Common Stock, respectively, at respective per share exercise prices of $10.063 and $5.1875. The options granted on January 15, 1999 were to vest in five equal annual installments beginning on the first anniversary of the date of grant and expire on the earlier of January 14, 2009 or 90 days after Mr. Ashley ceased to be employed by us. The options granted on February 27, 2001 were to vest in five equal installments beginning on the date of grant and thereafter on each anniversary of the date of grant and expire on the earlier of February 26, 2011 or 90 days after Mr. Ashley ceased to be employed by us. Mr. Ashley resigned from his position with us on February 28, 2004. Mr. Ashley exercised options to purchase 99,000 shares of our Common Stock in 2004. In addition, 16,000 options to purchase shares of our Common Stock held by Mr. Ashley were cancelled in 2004.

On January 15, 1999 and February 27, 2001, we granted options to Nancy C. Broadbent, our Chief Financial Officer and Treasurer, to purchase 25,000 and 50,000 shares of our Common Stock, respectively, at respective per share exercise prices of $10.063 and $5.1875. The options granted on January 15, 1999 expire on the earlier of January 14, 2009 or 90 days after Ms. Broadbent ceases to be employed by us. The options granted on February 27, 2001 expire on the earlier of February 26, 2011 or 90 days after Ms. Broadbent ceases to be employed by us. Ms. Broadbent exercised a portion of the February 2001 options to purchase 15,000 shares of our Common Stock in 2003.

On January 15, 1999 and February 27, 2001, we granted options to David F. Pfeiffer, our Senior Vice President of Sales and Marketing, to purchase 25,000 and 80,000 shares of our Common Stock, respectively, at respective per share exercise prices of $10.063 and $5.1875. The options granted on January 15, 1999 expire on the earlier of January 14, 2009 or 90 days after Mr. Pfeiffer ceases to be employed by us. The options granted on February 27, 2001 expire on the earlier of February 26, 2011 or 90 days after Mr. Pfeiffer ceases to be employed by us. Mr. Pfeiffer exercised a portion of the February 2001 options to purchase 45,000 shares of our Common Stock in 2003.

On January 15, 1999 and February 27, 2001, we granted options to Douglas C. Gehrig, our former Vice President of Corporate Accounts, to purchase 25,000 and 50,000 shares of our Common Stock, respectively, at respective per share exercise prices of $10.063 and $5.1875. The options granted on January 15, 1999 were to vest in five equal annual installments beginning on the first anniversary of the date of grant and expire on the earlier of January 14, 2009 or 90 days after Mr. Gehrig ceased to be employed by us. The options granted on February 27, 2001 were to vest in five equal installments beginning on the date of grant and thereafter on each anniversary of the date of grant and expire on the earlier of February 26, 2011 or 90 days after Mr. Gehrig ceased to be employed by us. Mr. Gehrig separated from us on April 30, 2004. Mr. Gehrig exercised options to purchase 40,000 shares of our Common Stock in 2003 and 2004. In addition, 35,000 options to purchase shares of our Common Stock held by Mr. Gehrig were cancelled in 2004.

On October 12, 2000, we granted options to Michael Romanowicz, our Vice President of Professional Affairs and Managed Care, to purchase 9,000 shares of our Common Stock at an exercise price of $5.00 per share. The options expire on the earlier of October 11, 2010 or 90 days after Mr. Romanowicz ceases to be employed by us. Mr. Romanowicz exercised a portion of these options to purchase 4,500 shares of our Common Stock in 2003.

On October 12, 2000, we granted options to approximately 128 of our employees to purchase an aggregate of 237,750 shares of our Common Stock at an exercise price of $5.00 per share. Such options generally vested in two to four equal annual installments beginning on the first anniversary of the date of grant and expire on the earlier of October 11, 2010 or 90 days after employment with us terminates. As of December 31, 2007, 159,250 of such options had been exercised and 60,500 of such options had been canceled.

On May 16, 1996, June 3, 1996 and January 15, 1999 we granted options to four employees to purchase an aggregate of 18,500 shares of Common Stock with exercise prices ranging from $2.00 to $10.063 per share. As of December 31, 2007, 11,000 of such options had been exercised and none of these options had been canceled.

On December 8, 2003, we granted options to Mr. Stewart, our President and Chief Executive Officer effective the date of commencement of his employment. These options were granted without stockholder approval pursuant to NASDAQ Marketplace Rule 4350(i)(1)(A)(iv) under the following terms: 300,000 non-qualified stock options, exercise price equal to the fair market value on the grant date, ten-year duration and vesting at the rate of 20% for each year of service with us. In certain circumstances, if the closing price of our Common Stock, as quoted on NASDAQ, exceeds a pre-determined per share price for a certain number of consecutive days, a portion of such options will vest immediately.

On August 11, 2004, we granted options to Greg Ford, our Vice President, Business Development and Strategic Planning, and Brad Zerler, our Vice President of Research, in connection with the commencement of their employment. These options were granted without stockholder approval pursuant to NASDAQ Marketplace Rule 4350(i)(1)(A)(iv) under the following terms: 70,000 non-qualified stock options to Mr. Ford and 40,000 non-qualified stock options to Mr. Zerler, each with exercise prices equal to the fair market value on the grant date, ten-year duration and vesting at the rate of 20% for each year of service with us.

In addition, on September 23, 2004, we granted options to Andrew K.W. Powell, our Vice President, General Counsel and Secretary, in connection with the commencement of his employment. These options were granted without stockholder approval pursuant to NASDAQ Marketplace Rule 4350(i)(1)(A)(iv) under the following terms: 70,000 non-qualified stock options with an exercise price equal to the fair market value on the grant date, ten-year duration and vesting at the rate of 20% for each year of service with us.

Under the terms of the Merger Agreement, each Company Option outstanding immediately prior to the Effective Time (whether or not vested) will be cancelled at the Effective Time and each holder shall be entitled to receive, in full satisfaction of such Company Option, a cash amount equal to the excess, if any, of (i) the Offer Price over (ii) the exercise price payable in respect of such share of Common Stock issuable under such Company Option. Any Company Option with an exercise price equal to or greater than the Offer Price shall be canceled without consideration and be of no further force or effect.

The approximate aggregate dollar values of the outstanding Company Options (based on the excess, if any, of the Offer Price over the exercise price per share of Common Stock subject to such Company Options) issued to the Company’s officers, are, respectively: Nancy C. Broadbent, $1,721,002; David F. Pfeiffer, $1,733,935; Andrew K.W. Powell, $944,801; Colin W. Stewart, $3,324,237; Klaus Theobald, $977,218; and J. Gregory Ford, $933,785. The approximate aggregate dollar values of the outstanding Company Options (based on the excess, if any, of the Offer Price over the exercise price per share of Common Stock subject to such Company Options) issued to the Company’s non-employee directors are, respectively: Peter R. Barnett, $534,120; Robert A. Beardsley, $557,610; Robert C. Black, $642,870; James E. Daverman, $726,748; Robert J. Easton, $534,120; George M. Lasezkay, $308,620; and W. James O’Shea, $729,245.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

For information relating to certain registration rights and rights to participate in certain future offerings undertaken by us held by Mr. Easton, who currently serves, and during 2007 served, as a member of our Compensation Committee, please see “EXECUTIVE COMPENSATION — Compensation Committee Interlocks and Insider Participation”.

As of March 7, 2008, OCM Principal Opportunities Fund, L.P. is entitled to identical registration rights and rights to participate in future offerings undertaken by us as is Mr. Easton, with respect to such shares of Series D-1 Preferred Stock.

POLICIES AND PROCEDURES FOR RELATED PERSON TRANSACTIONS

Our Board has adopted written policies and procedures for the review of any transaction, arrangement or relationship in which we are a participant, the amount involved exceeds $120,000, and one of our executive officers, directors, director nominees or 5% stockholders (or their immediate family members), each of whom we refer to as a “related person,” has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a “related person transaction,” the related person must report the proposed related person transaction to our general counsel. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by our Audit Committee. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the Audit Committee will review and, in its discretion, may ratify the related person transaction. The policy also permits the chairman of the Audit Committee to review and, if deemed appropriate, approve proposed related person transactions that arise between committee meetings, subject to ratification by the Audit Committee at its next meeting. Any related person transactions that are ongoing in nature will be reviewed annually.

A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the Audit Committee after full disclosure of the related person’s interest in the transaction. As appropriate for the circumstances, the Audit Committee will review and consider:

•	the related person’s interest in the related person transaction;

•	the approximate dollar value of the amount involved in the related person transaction;

•	the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

•	whether the transaction was undertaken in the ordinary course of our business;

•	whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third party;

•	the purpose of, and the potential benefits to us of, the transaction; and

•	any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The Audit Committee may approve or ratify the transaction only if the Audit Committee determines that, under all of the applicable circumstances listed above, the transaction is in our best interests. The Audit Committee may impose any conditions on the related person transaction that it deems appropriate.

In addition to the transactions that are excluded by the instructions to the SEC’s related person transaction disclosure rule, the Board has determined that the following transactions do not create a material direct or indirect interest on behalf of related persons and, therefore, are not related person transactions for purposes of this policy:

•	interests arising solely from the related person’s position as an executive officer of another entity (whether or not the person is also a director of such entity) that is a participant in the transaction, where (a) the related person and all other related persons own in the aggregate less than a 10% equity interest in such entity, (b) the related person and his or her immediate family members are not involved in the negotiation of the terms of the transaction and do not receive any special benefits as a result of the transaction, and (c) the amount involved in the transaction equals less than the greater of $200,000 or 5% of the annual gross revenues of the company receiving payment under the transaction; and

•	a transaction that is specifically contemplated by provisions of our charter or bylaws.

The policy provides that transactions involving compensation of executive officers shall be reviewed and approved by the Compensation Committee in the manner specified in its charter.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

Dr. Theobald previously served as chief executive officer and a director of Allergenics, Inc., a company engaged in the development of anti-allergy drugs. Allergenics filed for bankruptcy in 2003 under Chapter 7 of the U.S. Bankruptcy Code. The case was heard before the U.S. Bankruptcy Court for the Northern District of California, San Francisco Division. The assets of the company have been liquidated pending final distribution to creditors.

Audit Committee Report

The Audit Committee has reviewed our audited consolidated financial statements for the fiscal year ended December 31, 2006 and has discussed these consolidated financial statements with our management and our independent registered public accounting firm. Management is responsible for the preparation of our consolidated financial statements and for maintaining an adequate system of disclosure controls and procedures and internal control over financial reporting for that purpose. Our independent registered public accounting firm is responsible for conducting an independent audit of our annual consolidated financial statements in accordance with generally accepted auditing standards and issuing a report on the results of their audit. The Audit Committee is responsible for providing independent, objective oversight of these processes.

The Audit Committee has also received from, and discussed with, our independent registered public accounting firm various communications that they are required to provide to the Audit Committee, including the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. SAS No. 61, as amended, requires our independent registered public accounting firm to discuss with our Audit Committee, among other things, the following:

•	methods used to account for significant unusual transactions;

•	the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus;

•	the process used by management in formulating particularly sensitive accounting estimates and the basis for the auditors’ conclusions regarding the reasonableness of those estimates; and

•	disagreements with management over the application of accounting principles, the basis for management’s accounting estimates and the disclosures in the consolidated financial statements.

Our independent registered public accounting firm also provided the Audit Committee with the written disclosures and letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) as adopted by the Public Company Accounting Oversight Board in Rule 3600T, and our Audit Committee has discussed with our registered public accounting firm their independence. Independence Standards Board Standard No. 1 requires auditors annually to disclose in writing all relationships that in the auditors’ professional opinion may reasonably be thought to bear on independence, confirm their perceived independence and engage in a discussion of independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2006.

By the Audit Committee of the Board of Directors of CollaGenex:

Peter R. Barnett, D.M.D.
Audit Committee Chairman

James E. Daverman
Audit Committee Member

Robert A. Beardsley, Ph.D.
Audit Committee Member

George M. Lasezkay, Pharm.D., J.D.
Audit Committee Member

Annex B

February 25, 2008

The Board of Directors
CollaGenex Pharmaceuticals, Inc.
41 University Drive
Newtown, PA 18940

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock, par value $0.01 per share (“Company Common Stock”), of CollaGenex Pharmaceuticals, Inc. (the “Company”), other than Galderma Laboratories, Inc. (“Acquirer”) and its affiliates, of the Consideration (as defined below) to be received by such stockholders in the Transaction (as defined below) pursuant to the terms of the agreement and plan of merger, to be dated as of February 25, 2008 (the “Agreement”), by and among Acquirer, the Company, and Galderma Acquisition Inc., a wholly-owned subsidiary of Acquirer (“Acquisition Sub”).

As more specifically set forth in the Agreement, and subject to the terms, conditions and adjustments set forth in the Agreement, (i) Acquisition Sub would commence a tender offer (the “Tender Offer”) for all outstanding shares of Company Common Stock for $16.60 per share, net to the seller in cash (the “Consideration”), and (ii) following the consummation of the Tender Offer, Acquisition Sub would be merged with the Company in a merger (the “Merger” and, collectively with the Tender Offer, the “Transaction”) in which (i) each share of Company Common Stock, other than those owned by Acquirer, Acquisition Sub or the Company or any of their respective subsidiaries, or as to which dissenters’ rights have been perfected, would be converted into the right to receive the Consideration, and (ii) each share of Series D-l Cumulative Convertible Preferred Stock, par value $0.01 (“Series D-l Preferred Stock”) of the Company, other than those owned by Acquirer, Acquisition Sub or the Company or any of their respective subsidiaries, or as to which dissenters’ rights have been perfected, would be converted into the right to receive an amount equal to the product of the number of shares of Company Common Stock into which the Series D-I Preferred Stock is convertible multiplied by the Consideration.

Cowen and Company, LLC (“Cowen”), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of our business, we and our affiliates actively trade the securities of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

We are acting as exclusive financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee from the Company for our services pursuant to the terms of our engagement letter with the Company, dated as of January 30, 2008, a significant portion of which is contingent upon the consummation of the Transaction. We will also receive a fee for providing this Opinion. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. Cowen and its affiliates have from time to time provided, and in the future may continue to provide, commercial and investment banking services to the Company and Acquirer and their respective affiliates and have received, and may receive, fees for the rendering of such services.

Cowen and Company, LLC
1221 Avenue of the Americas
New York, NY 10020
TEL 1 646 562 1000

In connection with our opinion, we have reviewed and considered such financial and other matters as we have deemed relevant, including, among other things:

•	a draft of the Agreement received on February 24, 2008, which is the most recent draft made available to us;

•	certain publicly available financial and other information for the Company, including equity research, and certain other relevant financial and operating data furnished to us by the management of the Company;

•	certain internal financial analyses, financial forecasts, reports and other information concerning the Company (the “Company Forecasts”) prepared by the management of the Company;

•	Reuters estimates (“Reuters Estimates”) and financial projections in Wall Street analyst reports (“Wall Street Projections”) for the Company;

•	discussions we have had with certain members of the management of the Company concerning the historical and current business operations, financial conditions and prospects of the Company and such other matters we deemed relevant;

•	the reported price and trading histories of the shares of Company Common Stock as compared to the reported price and trading histories of certain publicly traded companies we deemed relevant;

•	certain financial terms of the Transaction as compared to the financial terms of certain selected business combinations we deemed relevant;

•	based on the Company Forecasts and the Wall Street Projections, the cash flows generated by the Company on a stand-alone basis to determine the present value of the discounted cash flows; and

•	such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of this opinion.

In conducting our review and arriving at our opinion, we have, with your consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us by the Company or which is publicly available or was otherwise reviewed by us. We have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independently to verify, such information. We have relied upon, without independent verification, the assessment of the management of the Company as to the existing products and services of the Company and the validity of, and risks associated with, the future products and services of the Company. In addition, we have not conducted nor have we assumed any obligation to conduct any physical inspection of the properties or facilities of the Company, We have further relied upon the assurance of management of the Company that they are unaware of any Facts that would make the information provided to us incomplete or misleading in any respect. We have, with your consent, assumed that the Company Forecasts which we examined were reasonably prepared by the management of the Company on bases reflecting the best currently available estimates and good faith judgments of such management as to the future performance of the Company, and that such forecasts, and the Reuters Estimates and Wall Street Projections utilized in our analyses, provide a reasonable basis for our opinion.

We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities of the Company, nor have we been furnished with such materials. With respect to all legal matters relating to the Company, we have relied on the advice of legal counsel to the Company. Our services to the Company in connection with the Transaction have been comprised of rendering an opinion from a financial point of view with respect to the Consideration to be received by the holders of Company Common Stock, other than Acquirer and its affiliates. We express no view as to any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the

Transaction or otherwise. Without limiting the generality of the foregoing, our opinion does not address the conversion, sale or redemption or any other aspect of the Series D-l Cumulative Convertible Preferred Stock, $0.01 par value, of the Company and assumes that all outstanding shares of Series D-1 Preferred Stock have been converted into shares of Company Common Stock in accordance with their terms as described to us by the Company. Our opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our opinion, we do not have any obligation to update, revise or reaffirm our opinion and we expressly disclaim any responsibility to do so.

For purposes of rendering our opinion we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver thereof. We have assumed that the final form of the Agreement will be substantially similar to the latest draft reviewed by us. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Transaction.

It is understood that this letter is intended for the benefit and use of the Board of Directors of the Company in its consideration of the Transaction and may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent. This letter does not constitute a recommendation to any stockholder as to whether such stockholder should tender his or her shares of the Company Common Stock in the Transaction or take any other action in connection with the Transaction or otherwise. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to other business strategies or transactions that might be available to the Company. In addition, we have not been requested to opine as to, and our opinion does not in any manner address, the fairness of the amount or nature of the compensation to any of officers, directors or employees of any parties to the Agreement, or any class of such persons, relative to the consideration to be offered to the stockholders of the Company in the Transaction or otherwise.

This opinion was approved by Cowen’s Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock, other than Acquirer and its affiliates, in the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,